File No. 333-141974
Filed Pursuant to Rule 424(b)(4)

PROSPECTUS

O2DIESEL CORPORATION

12,805,987 Shares of Common Stock

This Prospectus relates to the sale of up to 12,805,987 shares of our common stock by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this Prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the American Stock Exchange under the symbol “OTD.” On May 31, 2007, the last reported sale price for our common stock as reported on the American Stock Exchange was $0.56 per share. We have applied to have the shares of common stock offered pursuant to this Prospectus approved for listing on the American Stock Exchange.

Investing in the common stock involves a high level of risk. See “Risk Factors” beginning on page 3 for a discussion of these risks.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 8, 2007

You may rely only on the information provided or incorporated by reference in this Prospectus. Neither we nor the selling stockholder have authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor the sale of the securities means that the information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation to buy the securities in any circumstances under which the offer or solicitation is unlawful.

-i-

Prospectus Summary

The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in O2Diesel Corporation common stock under the heading “Risk Factors,” before investing in O2Diesel Corporation common stock. In this Prospectus, “OTD,” “Company,” “we,” “us,” and “our” refer to O2Diesel Corporation.

The Company and Our Business

O2Diesel Corporation (“O2Diesel” or the “Company”) is a development stage company and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations have been focused on raising capital, performing research and development, and bringing the Company’s product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of AAE’s common stock. As a result of this transaction, the former stockholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition of AAE, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5 million raised, approximately $800,000 was used to pay the cost of the reverse acquisition and private placement, $1 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

O2Diesel was originally incorporated in the State of Washington on April 24, 2000. On December 31, 2004, the Company was reincorporated under the laws of the State of Delaware. Our executive offices are located at 100 Commerce Drive, Suite 301, Newark, Delaware 19713, and our telephone number is (302) 266-6000. The address of our website is www.o2diesel.net. Information on our web site is not part of this Prospectus.

Recent Developments - The ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement with ProEco Energy Company (“ProEco”) and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company’s common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, is in the process of developing a new fuel-grade ethanol plant (the “Ethanol Plant”) with planned capacity of 100 million gallons per year to be built in two 50 million gallon trains (each a “Train ”). ProEco Shareholders will receive 60% of the Transaction Shares at the time of the closing and will receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares will be held in escrow until the conditions for their release have been met. The parties intend the transaction to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

The share exchange agreement requires ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco must have entered into a definitive engineering, procurement and construction contract with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project and executed marketing agreements for the sale of the production of the Ethanol Plant. Under the terms of the share exchange agreement, ProEco is responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

As a condition to the closing of the ProEco share exchange, the Company is obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company will be required to raise $120 to $140 million in debt and between $60 to $80 million in equity in two tranches in 2007.

Prior to closing, the Company and the ProEco Shareholders will enter into a stockholder agreement that will, among other things, impose restrictions on the transfer of the Transaction Shares.

We expect to close this transaction in the second half of 2007.

The Offering

Fusion Capital LLC (“Fusion Capital”), the selling stockholder under this Prospectus, is offering for sale up to 12,805,987 shares of our common stock. On February 16, 2007, we entered into a Common Stock Purchase Agreement with Fusion Capital (the “Agreement”). Under the Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $10 million from time-to-time over a 25-month period. Under the terms of the Agreement, Fusion Capital has received a commitment fee consisting of 805,987 shares of our common stock. We have authorized up to 12,000,000 shares of our Common stock for sale to Fusion Capital under the Agreement. As of May 25, 2007, there were 76,431,001 shares outstanding (74,276,072 shares held by non-affiliates) excluding the 12,000,000 shares that may be offered by Fusion Capital pursuant to this Prospectus which it has not yet purchased from us. If all of such 12,000,000 shares offered hereby were issued and outstanding as of the date hereof, the 12,000,000 shares would represent 15.7% of the total common stock outstanding or 16.2% of the non-affiliates shares outstanding as of the date hereof. In the event that under the Agreement we decide to issue more than 15,117,440, i.e., greater than 19.99% of our outstanding shares of common stock as of the date of the Agreement, we would first be required to seek stockholder approval in order to be in compliance with AMEX rules. We currently do not intend to seek stockholder approval to effect sales to Fusion Capital in excess of 15,117,440.  The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Agreement.

We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus forms a part. After the SEC has declared effective such registration statement, generally we have the right, but not the obligation, from time-to-time, to sell our shares to Fusion Capital in amounts between $100,000 and $1.0 million, depending on certain conditions. The SEC declared the registration statement effective on June 8, 2007. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall have neither the right nor the obligation to purchase any shares of our common stock on any business day on which the per share price of our common stock is below $0.50. The Agreement may be terminated by us at any time at our discretion without any cost to us.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results or operations could be materially adversely affected, the value of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Related to Our Fuel Additive Business

We have incurred significant losses to date, and there is no guarantee that we will ever become profitable.

The Company has earned almost no revenue from sales as we have focused on the development of our core technology and an infrastructure for the sale of our products. The continued investments in our infrastructure and commercialization efforts will require substantial new funding. There can be no assurance that our commercialization efforts will prove successful. Thus, we may sustain losses for the foreseeable future. To date, we have not paid any dividends and it is not anticipated that we will do so in the foreseeable future as any profits generated are likely to be retained and used to finance the development and expansion of our business.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have incurred net losses allocable to shareholders of $13,189,288, $7,471,037 and $6,728,014. respectively for the fiscal years ended December 31, 2006, 2005 and 2004. As a result, at December 31, 2006 we had an accumulated deficit of $33,086,440. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. Our profitability will require the successful commercialization of our fuel additive. No assurances can be given when this will occur or that we will ever be profitable.

Our independent auditors have added an explanatory paragraph to their audit report issued in connection with the financial statements for the year ended December 31, 2006 relative to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will require additional financing to sustain our operations and without it we may not be able to continue operations.

At December 31, 2006, we had a working capital surplus of $6,637,669. The independent auditor’s report for the year ended December 31, 2006, includes an explanatory paragraph to their audit opinion stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. Our cash flows used in operating activities show deficits of $6,802,956, $6,775,259 and $6,491,486 for the years ended December 31, 2006, 2005 and 2004 respectively. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations.

We only have the right to receive $100,000 every three business days under the Agreement with Fusion Capital unless our stock price equals or exceeds $0.60, in which case we may sell greater amounts to Fusion Capital as the price of our common stock increases. Fusion Capital shall have neither the right nor the obligation to purchase any shares of our common stock on any business day on which the market price of our common stock is less than $0.50. Given that we are seeking to register 12,000,000 shares for sale by Fusion Capital pursuant to this Prospectus, the selling price of our common stock to Fusion Capital will have to average at least $0.83 per share for us to receive the maximum proceeds of $10 million. Assuming a purchase price of $0.56 per share (the closing sale price of the common stock on May 25, 2007) and the purchase by Fusion Capital of the full 12,000,000 shares under the Agreement, proceeds to us would only be $6,720,000.

In the event that we decide to issue more than 15,117,440 (19.99% of our outstanding shares of common stock as of the date of our agreement), we would first be required to seek stockholder approval in order to comply with the AMEX rules. We currently do not intend to seek stockholder approval to effect sales to Fusion Capital in excess of 15,117,440.

The extent to which we rely on Fusion Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, including through the sale of our products. Specifically, Fusion Capital shall have neither the right nor the obligation to purchase any shares of our common stock on any business days on which the market price of our common stock is less than $0.50. If obtaining sufficient financing from Fusion Capital proves unavailable or prohibitively dilutive, and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10.0 million under the Agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

In connection with entering into the Agreement, we authorized the sale to Fusion Capital of up to 12,000,000 shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this Prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the Agreement will fluctuate based on the price of our common stock. All 12,805,987 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this Prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately purchase all, some or none of the 12,000,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.

We rely on commercial arrangements with third parties, and any failure to retain relationships with these third parties could negatively impact our ability to develop and market our products.

We anticipate that our success in creating markets for our products will depend largely on our ability to identify and establish strategic alliances with companies and individuals that have experience in manufacturing and distributing products to the markets we have identified. We have supplied our technology for evaluation purposes to a number of strategic partners and customers. As such, our plans are dependent on and have been developed on the assumption that our technology will be promoted by the strategic partners and adopted by the customers we have identified. However, there can be no assurance that the commercial arrangements with current or future strategic partners and customers will proceed beyond the initial phases of such arrangements, even if such phases are successfully completed, or that following the initial phases the strategic partners and customers identified will choose to purchase and distribute our products.

The Company’s core product may not be acceptable to commercial customers.

Our core product is an additive for ethanol-diesel blends. Extensive tests of a range of ethanol-diesel blends treated with the additive have been undertaken. However, as with any new technology, there are risks associated with the commercial production and use of this product and we have experienced technical difficulties when deploying our fuel in commercial applications. Specifically, the resultant fuel has a flashpoint closer to gasoline than to ordinary diesel and is intolerant of water at certain levels. These factors have required us to take additional precautions when transporting, storing and handling the finished fuel. These characteristics may make the finished fuel and our products unattractive to certain distributors, customers and end-users. In addition, the finished fuel may only be stored and dispensed from tanks that meet stringent standards for cleanliness and not all tanks may be capable of achieving these standards.

Our future revenues are unpredictable and our operating results may fluctuate.

We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control, including (i) demand for our products, (ii) introduction or enhancement of products by competitors, (iii) market acceptance of our products, (iv) price reductions by competitors or changes in how new products are priced, (v) availability of fuel grade ethanol of adequate quality and at prices which are economical, (vi) availability of distribution channels through which our products are to be sold, (vii) potential costs of litigation and intellectual property protection, (viii) our ability to attract, train and retain qualified personnel, (ix) the amount and timing of unforeseeable operating costs and capital expenditures related to the expansion of our business, operations and infrastructure, (x) any technical difficulties with respect to the use of our products, including the satisfactory resolution of technical issues regarding flame arrestor availability, ambient temperature issues and function, fuel storage and dispensing requirements of our product, and (xi) effects of current and future governmental regulations on the sale of our products, which may be significant.

As a result of the lack of a sales history of our products, we do not have relevant historical financial data for any periods on which to forecast revenues or expected operating expenses in connection with growing revenues in the future. Our expense levels are based in part on certain expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in anticipated demand for our products relative to our expectations would have an immediate adverse effect on the Company’s business, financial conditions and results of operations.

We have developed a marketing strategy directed to selling our finished fuel to municipal transit authorities. This strategy is referred to as CityHome™. A key part of this strategy is dependent upon receiving substantial amounts of revenue from third parties that pay sponsorship fees to participate in the CityHome™ programs, and there can be no assurance that such revenues will be received. Insufficient history exists to determine if the CityHome™ initiative will prove viable and to determine if third parties are prepared to fund these programs through the payment of sponsorship fees.

Our ability to operate at a profit is dependent on the price and availability of ethanol.

Our results of operations and financial condition have been and will continue to be significantly affected by the cost and supply of ethanol. Cost and supply are subject to and determined by market forces over which we have no control. The price of ethanol can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products. For example, in response to the Environmental Protection Agency’s (“EPA”) recent designation of methyl tertiary butyl ether (MBTE) as a carcinogen and the inability for petroleum refiners to secure indemnification regarding its inclusion in petroleum products, most petroleum refiners have elected to replace this substance with ethanol in gasoline produced in the United States. The replacement of this ingredient in gasoline has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. A benefit of this phenomenon has been to increase the availability of ethanol at petroleum terminals when compared to the recent past. However, the rise in ethanol cost has made the price of O2Diesel™ fuel increase in relation to conventional diesel fuel since the second quarter of 2006.

Generally, higher ethanol prices, in relation to diesel and biodiesel fuels, will produce lower profit margins. This is especially true if market conditions do not allow us to pass through these increased costs to our customers. There is no assurance that we will be able to pass through these higher ethanol costs. If higher ethanol prices were to be sustained for an extended period of time, such pricing may have a material adverse effect on our ability to grow profitable sales and operations, with a corresponding adverse impact on our cash flows and financial performance.

We intend to contract with third parties to help control the costs of ethanol purchased and reduce short-term exposure to price fluctuations. Currently, we do not have definitive agreements with third parties for all of our needed supply. There is no assurance that agreements to supply the remainder of our ethanol needs will be available or be on acceptable terms. We have entered into a definitive agreement to acquire an ownership interest in a site in which ethanol production facilities may be constructed as a possible means of securing ethanol on favorable terms, but there can be no assurance that we will be able to complete this acquisition. In addition to being able to obtain the necessary quantity of ethanol, it is important to carefully select ethanol suppliers because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel™ be of a consistently high quality and that it meet certain other specifications. There is no assurance that we will be able to obtain quality ethanol supplied to our distributors.

If our products do not achieve market acceptance, we may not have sufficient financial resources to fund further development.

While we believe that a viable market exists for our technology, there can be no assurance that such technology will prove to be an attractive alternative to conventional or competitive products in the markets that we have identified for exploitation. In the event that a viable market for our products cannot be created as envisaged by our business strategy, we may need to commit greater resources than are currently available to further develop our technology into a commercially viable product. There can be no assurance that we would have sufficient financial resources to fund further development or that such development would be successful. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. There can be no assurance that, when required, sufficient funds will be available to us on satisfactory terms.

Our business could suffer if we are unable to effectively compete with our competitors’ technologies.

We have identified as competitors a number of technologies and companies who are predominantly focusing on the diesel emission reduction market. In addition, other companies, many of which are likely to have substantially greater financial, research and development, sales and marketing and personnel resources, may currently be developing, or may develop in the future, technologies and products that are equally or more effective and/or economical as any product we may develop, or which would otherwise render our technologies obsolete.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

Our success will partly depend on our ability to obtain patent protection for our technology and to maintain the confidentiality of our intellectual property. We have a number of pending patent applications. However, the patent positions of technology-based enterprises, including the Company’s, are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that patent applications that we have submitted for approval, but which are pending, or which we will make, will be granted or if granted, will not be successfully challenged. Furthermore there is no assurance that our existing or future patent rights will afford protection against unauthorized use of our technology. We may incur substantial costs to enforce our intellectual property rights or to defend against third party claims of infringement. We recognize that there are certain jurisdictions where we have not applied for patent protection and where no patent protection may be available. Our ability to market products or technology in these jurisdictions may be limited. Additional patents relating to other aspects of our products may be sought. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents or that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us.

Our methods to protect the concepts, ideas, proprietary know-how and documentation of our proprietary technology may not afford us complete protection, and there can be no assurance that others will not obtain access to our know-how concepts, ideas and documentation. Furthermore, there can be no assurance that confidentiality arrangements with our directors, employees, consultants, manufacturers, suppliers and prospective licensees will adequately protect our trade secrets.

If our competitors receive patents in respect of technology or products similar to or competitive with those of the Company, we may have to obtain appropriate licenses under such patents or cease and/or alter certain of our activities or processes, or develop or otherwise obtain alternative technology, the prospects for all of which are uncertain.

We may not be able to manufacture and to market our products in commercial quantities.

Our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We do not own and operate manufacturing facilities and are reliant on our strategic partner Cognis Deutschland GmbH (“Cognis”) for the development and manufacture of the additive. There can be no assurance that Cognis’ existing facilities and/or raw material supplies will be adequate to meet our long term objectives. If Cognis cannot meet our needs, we will seek other manufacturers. The availability, pricing and supply of our products are currently dependent on arrangements with Cognis, but the cost and availability of raw materials, ethanol and diesel, the availability of tax and other incentives for our products and arrangements for the distribution of our products by others, are all wholly or partly outside our control. While we believe there is sufficient manufacturing capacity to meet our long term objectives, we do not own or control these manufacturers, so this could change.

We may not be able to distribute our products in commercial quantities.

Our products must be distributed in commercial quantities, in compliance with regulatory requirements, and at an acceptable cost. We do not own and operate distribution facilities and are reliant on our jobbers and others for the distribution and delivery of our additive and the finished fuel.

Our business may be harmed if we fail to obtain regulatory approvals or comply with legislative and regulatory requirements.

The manufacturing, marketing, supply, distribution and use of fuel and fuel additives are subject to extensive legislation and regulation in most jurisdictions in which we intend to do business. Our additive and the resultant ethanol-diesel blend will be competing with both ordinary diesel fuel and other fuels and solutions that claim to offer environmental benefits. The business of O2Diesel depends, in part, on the availability of environmental legislation which requires or provides incentives to customers to use products similar to our own. New or revised legislation and regulations as a result of changes in the prevailing political climate or for any other reasons, which for example remove the availability of incentives or which impose additional compliance burdens on us, or which provide incentives to distributors and customers to adopt competitive products, could have an adverse effect on our business, prospects, results of operations and financial position.

The development and manufacture of our technology may subject us to environmental compliance or remediation obligations.

Our technology is and will be subject to many environmental laws and regulations wherever it is used. Such laws and regulations govern, among other things, fuel emissions, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmental compliance. By restricting or prohibiting the manufacture, distribution and use of our products, environmental regulations could harm our business.

Our business is subject to extensive and potentially costly environmental regulations that could significantly increase our operating costs and our ability to successfully operate.

We are subject to a number of environmental regulatory bodies such as the EPA and the California Air Resources Board (“CARB”), as well as other regulatory agencies.

In addition, sections 211(b)(2) and 211(e) of the Clean Air Act require fuel manufacturers to analyze the combustion and evaporative emissions generated by fuel and fuel additive products and survey existing scientific information for each product. Further, where adequate information is not available, manufacturers must conduct tests to screen for the potential adverse health effects of these emissions. Although our additive is already registered with the EPA, we are currently in the complex, costly and time-consuming process of registering our finished fuel for on-highway use with the EPA. Each fuel manufacturer is required to submit basic registration data as described in 40 CFR 79. The Company is required by the EPA to conduct “Tier 1” Health Effects Testing, and “Tier 2” and “Tier 3” Health Effects Testing may be required as well. Tier 2 testing relates to the inhalation of fuel and fuel additive emissions, while Tier 3 testing is confirmatory testing based upon the results of Tier 1 and/or Tier 2 tests. In 2003, an independent emissions testing laboratory completed all necessary tests to demonstrate that O2Diesel™ did not generate excessive or new regulated or unregulated toxic emissions as required by EPA for registration under the fuel “Tier 1” Health Effects emissions testing requirements. It is unclear whether further tests will have to be performed and there is no guarantee we would be able to successfully complete these tests if they are required. If further testing is required, completing the test protocols could require substantial time and expense. Once the fuel is registered, further emission testing is required by the EPA to verify the emissions benefits of our fuel as compared to conventional diesel fuel. The EPA could also impose other conditions or restrictions in the registration that are detrimental to us or which increase costs.

Even if we receive all required permits from the EPA, we are also subject to regulations from CARB in the state of California. States set strict requirements for the sale and distribution of motor fuels, and provide certain incentives for the use of cleaner-burning fuels. Certain states also levy disincentives for the use of “dirtier” fuels, often in the form of monetary penalties. With the exception of California and Texas, which are permitted to set stricter state standards, all state motor fuel environmental regulations are governed by EPA policies set forth in the Clean Air Act, which generally limits individual state’s environmental regulation of fuels. In addition to environmental issues, many states have other regulations regarding the sale of fuel to which the Company may be subjected.

Currently, we are in the application process with CARB. In 2003, the Company achieved regulatory recognition (known as “verification”) in California granted by CARB for O2Diesel™ as an “alternative diesel fuel.” During this same period, the Division of Measurement Standards of the California Department of Food & Agriculture designated O2Diesel™ as a “developmental engine fuel” which is a requirement for a fuel to be marketed legally in the state if it lacks an American Society for Testing and Materials (“ASTM”) specification. O2Diesel™ does not have an ASTM specification. During 2006, we conducted a revised series of tests to qualify O2Diesel™ as a California Diesel Emissions Control Strategy both as a stand alone fuel and in conjunction with various exhaust after treatment devices, such as both direct oxidation catalysts (DOC’s) and Diesel Particulate Filters (DPF’s). There is no guarantee we will be successful with these tests.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we obtain approval, we may be required to invest or spend considerable resources to comply with future environmental regulations. If any of these events were to occur, they may have a material adverse impact on our operations, cash flows and financial performance.

We may not be able to obtain an ASTM specification for our fuel, which may be necessary for our contract with the U.S. Department of Defense.

We have drafted a specification for our fuel and have proposed a ballot for incorporation of this fuel as an ASTM specification. Since this is a consensus organization, we can not be assured that our specification will be viewed positively and incorporated into the book of ASTM standards. Failure to obtain an ASTM specification for our fuel could complicate the purchase of this fuel for state and federal government agencies.

Since incorporation of an ethanol-diesel specification into the ASTM standards is not guaranteed, we are working with the Department of Defense (DOD) to provide them with a standard for procurement of our fuel for use in non-strategic military vehicles operated by the DOD. Our fuel, which may also include a biodiesel blending component, is expected to meet federally mandated fuel requirements. This may require a legislative initiative which may take considerable time to complete. At this point, we are in the early stages of these programs so it is not possible to predict when this work will be completed or if we will obtain the desired results once it is completed.

Developing new products, creating effective commercialization strategies for our technology and enhancing our products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, as well as the possibility that funds will be insufficient. Any one of these could make us abandon or substantially change our technology commercialization strategy.

Our success will depend upon, among other things, our products meeting targeted cost and performance objectives for large-scale production, our ability to adapt technologies to satisfy industry standards, satisfying consumer expectations and needs and bringing our products to market before the market is saturated. We may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events could adversely affect our realization of revenues from such new products.

Product liability claims related to our products could prove to be costly to defend and could harm our business reputation.

Fuel and fuel-additive businesses may be adversely affected by litigation and complaints from distributors, customers and government authorities resulting from fuel quality, illness, injury or other health concerns or other issues. Adverse publicity surrounding such allegations could negatively affect O2Diesel, regardless of whether the allegations are true, by discouraging distributors and customers from buying our products. We could also incur significant costs and the diversion of management time in defending the Company against claims, whether or not such claims have any basis.

Commercialization of our product may require warranty support from diesel engine manufacturers.

Customers who wish to use our fuel often request verification from the original equipment manufacturers (OEM’s) of their equipment that the warranties on their engines will be unaffected by the use of O2Diesel™. To date, the Company has experienced reluctance from the OEM’s to provide either verification or denial of the standard warranties issued upon purchase of the equipment when any alternative fuel is used. Additional testing and verification data on a variety of engines will be needed to accumulate significant enough information for OEM’s to expand their warranties for use of alternative fuels. Without warranty support from engine OEM’s, large scale market acceptance for our product may be difficult to achieve.

We face uncertainties managing our anticipated growth.

We cannot be certain that we will be able to successfully manage our anticipated growth. In order to successfully manage growth, we must improve our management, financial and informational systems and controls, and expand, train and manage our employee base effectively. There will be additional demands placed on our technical, sales, marketing and administrative resources as we expand in our target markets. Our ability to cope with these demands may be impaired because we are still a developmental stage company.

Our business may suffer if we are unable to attract and retain key officers or employees.

We believe our future success will depend greatly upon the expertise and continued service of certain key executives and technical personnel. Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. We have attempted to reduce these personnel risks by (i) entering into contracts with certain key employees, (ii) providing employment benefits such as vacations and health coverage, and (iii) adopting an employee stock option plan that covers most employees. However, these measures do not guarantee that employees will remain with the Company, or ensure that qualified employees can be recruited in the future.

Our ability to continue as a going concern is uncertain.

The report of our independent registered public accounting firm on our consolidated financial statements for the fiscal year ended December 31, 2006 states that because of accumulated losses and working capital deficiency, there is substantial doubt about the Company’s ability to continue as a going concern. This “going concern” opinion could adversely affect our ability to sell our products, attract and retain strategic relationships and obtain additional financing.

The American Stock Exchange may delist our common stock.

Failure to remain in compliance with AMEX’s listing standards will likely lead to the delisting of our common stock from AMEX. We cannot assure you we will continue to meet the AMEX’s listing requirements. If the Company’s common stock was to be delisted by the AMEX, its shares would continue to be traded as a bulletin board stock.

Our ability to use our net operating loss carryforward may be limited.

As of December 31, 2006, we have approximately $21.5 million in federal and state net operating loss carryforwards which will begin to expire in 2021 if not used to offset future federal and state taxable income. Our net loss carryforwards are subject to various limitations and have not been audited by the Internal Revenue Service. We anticipate the net loss carryforwards will be used to offset the federal and state taxable income and the related tax payments which we would otherwise be required to make with respect to income, if any, generated in future years.

The issuance of common stock in connection with the ProEco transaction and the equity financing for the construction of the ethanol plant may result or be deemed to result in a change in control that could result in the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, on the use of our net operating carryforward. This limitation would allow us to use only a portion of the net operating loss carryforwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for U.S. federal and state income tax purposes.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by the Company, including Fusion Capital pursuant to this Prospectus, and subsequent sale of common stock by the holders of warrants and options, could have an adverse effect on the market price of our shares.

Risks Related to Constructing and Financing the Ethanol Plant

We may not obtain the debt financing necessary to construct and operate our ethanol plant, which would result in the failure of the project.

Our financing plan requires a significant amount of debt financing. We do not have contracts or commitments with any bank, lender or financial institution for debt financing. If debt financing on acceptable terms is not available for any reason, we will be forced to abandon our business plan. We expect to require between $60 to $70 million for each of the two trains being built (less any bond or tax increment financing, additional grants and other incentives we are awarded) in senior or subordinated long-term debt from one or more commercial banks or other lenders. Because the amounts of equity, grant funding bonds and/or tax increment financing are not yet known, the exact amount and nature of total debt is also unknown.

Future loan agreements with lenders may hinder our ability to operate the business by imposing restrictive loan covenants.

Our debt obligations and service requirements necessary to implement our business plan will result in substantial debt service requirements. Our debt load and service requirements could have important consequences which could hinder our ability to operate, including our ability to:

•	Incur additional indebtedness;

•	Make capital expenditures or enter into lease arrangements in excess of prescribed thresholds;

•	Make distributions to stockholders;

•	Make certain types of investments;

•	Create liens on our assets;

•	Utilize the proceeds of asset sales; and

•	Merge, consolidate or dispose of all, or substantially all, of our assets.

In the event that we are unable to pay our debt service obligations, our creditors could force us to reduce or eliminate needed capital expenditures. It is possible that we could be forced to sell assets, seek to obtain additional equity capital or refinance or restructure all or a portion of our debt. In the event that we would be unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to operate our proposed plant would be greatly affected and we may be forced to liquidate.

We may not obtain equity funding necessary to construct the ethanol plant.

We estimate that we will need between $30 to $40 million in equity funding for each of the two trains being built. There can be no assurance that we will raise a sufficient amount to construct the ethanol plant consisting of these two trains. If we fail to raise the required amounts, it is unlikely that we will locate other sources of capital that will allow us to construct this plant.

We expect to be highly dependent upon ProEco’s EPC contractor to design and build the ethanol plant.

ProEco has entered into a letter of intent with an experienced EPC contractor for feasibility, design, planning and preliminary engineering services for the construction of the ethanol plant. Unless extended, the letter of intent will terminate on July 1, 2007 unless we have executed an EPC Contract for the project. There is no guarantee that we will be able to enter into an EPC Contract with the contractor.

If ProEco meets the conditions of the letter of intent, it expects to enter into a EPC Contract with the contractor to design and build the ethanol plant. We expect that the contractor will use a more versatile process design technology in the ethanol plant construction by prefabricating parts of the plant. We expect to be highly dependent upon the contractor for its expertise within the construction industry, and any loss of the relationship with the contractor could place us at a competitive disadvantage. We will depend on the contractor for timely completion of the plant; however, its involvement with other projects could delay the commencement and start-up operations of our project. If they terminate the relationship with ProEco, ProEco might not be able to secure a suitable replacement and our business would be materially harmed. If the plant is built and does not operate as we expect, our right to rely on the contractor to remedy any deficiencies or defects will be limited by our contract with them. If the ethanol plant does not operate as we expect, our business may be materially harmed without an adequate remedy against our design-build contractor.

In addition, we have asked the contractor how many other commitments it has, however the contractor did not disclose the number of its other commitments, and as a private company, it is not required to do so. Therefore, we do not know how many other commitments it has. It is possible that the contractor has outstanding commitments to other facilities that could cause the construction of our plant to be delayed. It is also possible that the contractor will continue to contract with new facilities for plant construction and with operating facilities for expansion construction. These current and future building commitments may reduce the resources of the contractor to such an extent that construction of our plant is significantly delayed. If this occurs, our ability to generate revenue will also be delayed and the value of your investment in our common stock will be reduced.

Finally, we expect to be highly dependent upon the contractor’s experience and ability to train personnel in operating the ethanol plant. If the ethanol plant is built and does not operate to the level anticipated by us in our business plan, we will rely on the contractor to adequately address any deficiency. There is no assurance that the contractor will be able to address a deficiency in an acceptable manner. Its failure to address deficiencies could cause us to halt or discontinue production of ethanol, which could damage our ability to generate revenues.

We may need to increase cost estimates for construction of the ethanol plant, and these increases could result in devaluation of our common stock if ethanol plant construction requires additional capital.

We have based our capital needs on a design for the ethanol plant consisting of two trains that will cost approximately $180 to $220 million with additional start-up and development costs, but there is no assurance that the final cost of the plant will not be higher. There is no assurance that there will not be design changes or cost overruns associated with the construction of the plant. The rising price of steel could affect the final cost of construction of the ethanol plant. In addition, shortages of steel could affect the final completion date of the project. Advances and changes in technology may require changes to our current plans in order to remain competitive. We may determine that it is necessary to change the design of the plant in order to implement new technology. Any significant increase in the estimated construction cost of the plant could delay our ability to generate revenues and reduce the value of your common stock because our revenue stream may not be able to adequately support the increased cost and expense attributable to increased construction costs.

Construction delays could result in devaluation of our common stock if our production and sale of ethanol and its by-products are similarly delayed.

We currently expect our first train of the ethanol plant to be operating in the first calendar quarter of 2008; however, construction projects often involve delays in obtaining permits, construction delays due to weather conditions or other events that delay the construction schedule. Changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy change towards ethanol or this project could cause construction and operation delays. If it takes longer to construct the plant than we anticipate, it would delay our ability to generate revenue and make it difficult for us to meet our debt service obligations.

The proposed plant site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay or halt plant construction and delay our ability to generate revenue.

The historical use of the land for the ethanol plant has been as a small airport. We have obtained a satisfactory phase 1 environmental study and we have no reason to believe that there is a material risk of environmental problems. The phase 1 study recommended limited soil sampling to be conducted to confirm the absence of contamination. However, there can be no assurance that we will not encounter hazardous conditions at this site that may delay the construction of the ethanol plant. The contractor is not responsible for any hazardous conditions encountered at the plant site. Upon encountering a hazardous condition, the contractor will suspend work in the affected area. If we receive notice of a hazardous condition, we must correct the condition prior to continuing construction. The presence of a hazardous condition will likely delay construction of the plant and may require significant expenditure of our resources to correct the condition. In addition, the contractor will be entitled to an adjustment in price and time of performance if it has been adversely affected by the hazardous condition. If we encounter any hazardous conditions during construction that require time or money to correct, such event could delay our ability to generate revenues.

Other than the phase 1 study, we have not completed any additional environmental studies of the land that we intend to use to build the ethanol plant. We may determine that this land contains environmental hazards that will make construction costly or impossible, which could lead us to suspend development or construction of the plant or require us to purchase more expensive land on which to build the plant. This could cause our results to suffer.

Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant.

Rail service is available adjacent to the property from the DM&E Railroad. Our budget currently includes $1.45 million in rail infrastructure costs associated with the ethanol plant. Increased costs for rail access or a delay in obtaining rail access could significantly impact our ability to operate the plant since we expect to ship most or all of our ethanol and distillers grains by rail.  Similarly, access to the proposed ethanol site by rail service is critical to the success of this plant.  Any delay in obtaining rail access, or inability to obtain rail access, could significantly impact our ability to operate this plant.

If we fail to finalize critical agreements, such as the EPC Contract, ethanol and distillers grains marketing agreements and utility supply agreements, or the final agreements are unfavorable compared to what we currently anticipate, our project may fail or be harmed.

This Prospectus makes reference to documents or agreements that are not yet final or executed, and plans that have not been implemented. In some instances such documents or agreements are not even in draft form. The definitive versions of those agreements, documents, plans or proposals may contain terms or conditions that vary significantly from the terms and conditions described. These tentative agreements, documents, plans or proposals may not materialize or, if they do materialize, may not prove to be profitable.

Risks Related to Ethanol Production and the Ethanol Industry

We have little to no experience in the ethanol industry, which increases the risk of our ability to build and operate the ethanol plant.

We are presently, and for some time are likely to continue to be, dependent upon our current management team to operate our business.  Most of these individuals are experienced in business generally, but none of these persons have any experience organizing and building an ethanol plant.  Our Chief Executive Officer has no prior experience in the ethanol industry.

We have to recruit and retain qualified employees to operate the plant successfully.

Our success will depend in part on our ability to attract and retain qualified personnel at a competitive wage and benefit level. We must hire qualified managers and other personnel experienced in ethanol production operation. However, we may not be successful in attracting or retaining such individuals because of the competitive market as new plants are constructed and the limited number of individuals with expertise in the geographic area. In addition, we may have difficulty in attracting other competent personnel to relocate to South Dakota in the event that such personnel are not available locally. If we are not able to hire and retain employees who can effectively operate the plant, our ability to generate revenue will be significantly reduced, or prevented altogether, thereby limiting or eliminating our profits.

If our cash flow from operations is not sufficient to service our debts, it will affect our ability to continue our business.

The lenders who finance the construction of our plant will take a security interest in our assets, including our real property and the plant. If we fail to make our debt financing payments, the lenders will have the right to repossess the secured assets, including our real property and the plant, in addition to other remedies. Such action would end our ability to continue operations. If we fail to make our financing payments and we cease operations, your rights as a holder of common stock are inferior to the rights of our creditors.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all.  Our proposed credit facility may contain provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion.  Security interests in certain of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under the credit facility.  As a result, we cannot assure you that we will be able to finance additional expansion plans.

We may have difficulty obtaining enough corn to operate the plant profitably.

There may not be an adequate supply of corn produced in the area surrounding our plant to satisfy our requirements.  Even if there is an adequate supply of corn, we could encounter difficulties finalizing the purchase transaction and securing delivery of the corn.  If we do not obtain corn in the quantities we plan to use, we may not be able to operate our plant at full capacity.  If the price of corn in our local markets is higher than the national average, our profitability may suffer and we may incur significant losses from operations. As a result, our ability to make a profit may decline, causing a reduction in the value of your investment.

Changes in the prices of corn and natural gas can be volatile and these changes could significantly impact our financial performance.

Our results of operations and financial condition will be significantly affected by the cost and supply of corn and natural gas. Changes in the price and supply of corn and natural gas are subject to and determined by market forces over which we have no control. Generally, higher corn and natural gas prices will produce lower profit margins. This is especially true if market conditions do not allow us to pass through increased corn and natural gas costs to our customers. There is no assurance that we will be able to pass through such higher costs. If we experience a sustained period of high corn and/or natural gas prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated.

Ethanol production at our ethanol plant will require significant amounts of corn. In addition, other new ethanol plants may be developed in the state of South Dakota and surrounding states. If these plants are successfully developed and constructed, we expect to compete with them for corn origination. Competition for corn origination may increase our cost of corn and harm our financial performance and the value of your investment.

We intend to use natural gas as the power source for our ethanol plant. Natural gas costs represent approximately 10-15% of our total cost of production. Natural gas prices are volatile and may lead to higher operating costs, which would lower the value of your investment. In late August and early September 2005, Hurricane Katrina and Hurricane Rita caused dramatic damage to areas of Louisiana and Texas, which are the location of two of the largest natural gas hubs in the United States. The damage became apparent and natural gas prices substantially increased. At this time it is unknown how this damage will affect intermediate and long-term prices of natural gas. Future hurricanes could create additional uncertainty and volatility. We expect natural gas prices to remain high or increase given the unpredictable market situation.

Declines in the prices of ethanol and its by-products will have a significant negative impact on our financial performance and the value of your investment.

Our revenues will be greatly affected by the price at which we can sell our ethanol and its by-products, i.e., distillers grains. These prices can be volatile as a result of a number of factors. These factors include the overall supply and demand, the price of gasoline, level of government support, and the availability and price of competing products. For instance, the price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases. Any lowering of gasoline prices will likely also lead to lower prices for ethanol, which may decrease our ethanol sales and reduce revenues, causing a reduction in the value of your investment.

The price of ethanol has recently been much higher than its 10-year average. We do not expect these prices to be sustainable, as supply from new and existing ethanol plants increases to meet increased demand. The total production of ethanol is at an all-time high and continues to rapidly expand at this time. Increased production of ethanol may lead to lower prices. Any decrease in the price at which we can sell our ethanol will negatively impact our future revenues and could cause the value of your investment to decline.

We believe that ethanol production is expanding rapidly at this time. Increased production of ethanol may lead to lower prices and other adverse effects. For example, the increased ethanol production could lead to increased supplies of by-products from the production of ethanol, such as distillers grains. Those increased supplies could outpace demand, which would lead to lower prices for those by-products. In addition, distillers grains compete with other protein based animal feed products. The price of distillers grains may decrease when the price of competing feed products decreases. The price of competing animal feed products is based in part on the price of the commodity from which it is derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Any decrease in the prices at which we can sell our distillers grains will negatively affect our revenues and could cause the value of your investment to decline.

We have no agreement to sell the raw carbon dioxide we produce to a third party processor resulting in the loss of a potential source of revenue.

At this time, we have no agreement to sell the raw carbon dioxide we produce. We intend to explore selling our raw carbon dioxide to a third party processor, but we cannot provide any assurances that we will sell our raw carbon dioxide at any time in the future. If we do not enter into an agreement to sell our raw carbon dioxide, we will have to emit it into the air. This will result in the loss of a potential source of revenue.

Our ability to successfully operate is dependent on the availability of energy and water at anticipated prices.

The proposed plant will require a significant and uninterrupted supply of electricity, natural gas and water to operate. We plan to enter into agreements with local gas and electric utilities to provide our needed energy and to drill wells on-site to provide our needed water supply. There can be no assurance that those utilities and the on-site wells will be able to reliably supply the gas, electricity, and water that we need. If there is an interruption in the supply of energy or water for any reason, such as supply, delivery or mechanical problems, we may be required to halt production. If production is halted for an extended period of time, it may have a material adverse effect on our operations, cash flows and financial performance.

We will depend on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability.

We expect to contract with a third party marketing firm to market all of the ethanol we plan to produce that is not required for O2Diesel™ products as well as our distillers grains. As a result, we expect to be dependent on these third parties to sell our finished products in these areas. There is no assurance that we will be able to enter into these contracts on terms that are favorable to us. If these third parties breach their contracts or do not have the ability, for financial or other reasons to market all of the ethanol or distillers grains we produce, we will not have any readily available means to sell our products. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our ethanol and distillers dried grains feed products may result in less income from sales, reducing our revenue stream.

Changes and advances in ethanol production technology could require us to incur costs to update our ethanol plant or could otherwise hinder our ability to compete in the ethanol industry or operate profitably.

Advances and changes in the technology of ethanol production are expected to occur. Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete. These advances could also allow our competitors to produce ethanol at a lower cost than us. If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete. If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive. Alternatively, we may be required to seek third party licenses, which could also result in significant expenditures. We cannot guarantee or assure you that third party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all. These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income.

There is currently a shortage of rail cars to transport ethanol.  If we are not able to obtain rail cars at favorable prices, we may not be able to operate profitably.

We currently expect to transport a substantial amount of the ethanol produced at our plant by rail, which requires a sufficient supply of specialized rail cars.  There is currently a shortage of adequate rail cars and rail car manufacturers have informed us that there is a significant backlog on rail car orders; therefore, it may be costly to obtain rail cars in a timely fashion or rail cars may not be available at all.  If demand for rail cars remains high, we may be required to pay higher prices than we currently anticipate to lease rail cars, which would limit our ability to make a profit and cause our sales to decline.  Moreover, if we do not obtain rail cars in the quantities we plan to use, we may not be able to operate our plant at full capacity, which could cause a decline in the value of our common stock.

New plants under construction or decreases in the demand for ethanol may result in excess production capacity in our industry.

Basic to the success of the Company’s sales program is the availability of abundant supplies of fuel grade ethanol. According to statistics compiled by the Renewable Fuels Association, domestic ethanol plants in 2006 produced 4.9 billion gallons of ethanol, an increase of 26% over 2005. At the end of 2006, there were 114 plants producing ethanol with another 85 under construction or expansion, which, at completion, are expected to have an annual capacity of about 11.6 billion gallons. Excess capacity in the ethanol industry would have an adverse impact on our results of operations, cash flows and general financial condition. Excess capacity may also result or intensify from increases in production capacity coupled with insufficient demand. If the demand for ethanol does not grow at the same pace as increases in supply, we would expect the price for ethanol to decline. If excess capacity in the ethanol industry occurs, the market price of ethanol may decline to a level that may adversely affect our ability to generate profits and our financial condition.

We operate in a competitive industry and compete with larger, better financed entities which could impact our ability to operate profitably.

There is significant competition among ethanol producers with numerous producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States. The number of ethanol plants being developed and constructed in the United States continues to increase at a rapid pace. The recently passed Energy Policy Act of 2005 included a renewable fuels mandate that we expect will further increase the number of domestic ethanol production facilities. The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland (ADM), Aventine Renewable Energy, Inc., Cargill, Inc., New Energy Corp. and VeraSun Energy Corporation, all of which are each capable of producing more ethanol than we expect to produce.

Competition from the advancement of alternative fuels may lessen the demand for ethanol and negatively impact our profitability.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing more efficient engines, hybrid engines and alternative clean power systems using fuel cells or clean burning gaseous fuels. Vehicle manufacturers are working to develop vehicles that are more fuel efficient and have reduced emissions using conventional gasoline. Vehicle manufacturers have developed and continue to work to improve hybrid technology, which powers vehicles by engines that utilize both electric and conventional gasoline fuel sources. In the future, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of your investment.

Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis.

Most ethanol is currently produced from corn and other raw grains, such as milo or sorghum, especially in the Midwest. However, the current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste, and energy crops. Large companies, such as Iogen Corporation, Abengoa, Royal Dutch Shell Group, Goldman Sachs Group, Dupont and Archer Daniels Midland have all indicated that they are interested in research and development in this area. In addition, Xethanol Corporation has stated plans to convert a six million gallon per year plant in Blairstown, Iowa to implement cellulose-based ethanol technologies after 2007. Furthermore, the Department of Energy and the President have recently announced support for the development of cellulose-based ethanol, including a $160 million Department of Energy program for pilot plants producing cellulose-based ethanol.

This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn. Additionally, the enzymes used to produce cellulose-based ethanol have recently become less expensive. Although current technology is not sufficiently efficient to be competitive on a large scale, a report by the U.S. Department of Energy entitled “Outlook for Biomass Ethanol Production and Demand” indicates that new conversion technologies may be developed in the future. If an efficient method of collecting cellulose-based biomass for ethanol production and producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. It may not be cost-effective to convert the ethanol plant we are proposing into a plant which will use cellulose-based biomass to produce ethanol. If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted.

Competition from ethanol imported from Caribbean Basin countries may be a less expensive alternative to our ethanol, which would cause us to lose market share.

A portion of the ethanol produced or processed in certain countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. Competition from ethanol imported from Caribbean Basin countries may affect our ability to sell our ethanol profitably.

Competition from ethanol imported from Brazil may be a less expensive alternative to our ethanol, which would cause us to lose market share.

Brazil is currently the world’s largest producer and exporter of ethanol. In Brazil, ethanol is produced primarily from sugarcane, which is also used to produce food-grade sugar. According to the RFA’s Ethanol Industry Outlook 2006, Brazil produced approximately 4.2 billion gallons of ethanol in 2005. Ethanol imported from Brazil may be a less expensive alternative to domestically produced ethanol, which is primarily made from corn. Tariffs presently protecting United States ethanol producers may be reduced or eliminated. Competition from ethanol imported from Brazil may affect our ability to sell our ethanol profitably.

Risks Related to Regulation and Governmental Action

A change in government policies unfavorable to ethanol may cause demand for ethanol to decline.

Growth and demand for ethanol may be driven primarily by federal and state government policies, such as state laws banning MTBE and the national renewable fuels standard. The continuation of these policies is uncertain, which means that demand for ethanol may decline if these policies change or are discontinued. A decline in the demand for ethanol is likely to cause lower ethanol prices which in turn will negatively affect our results of operations, financial condition and cash flows.

Loss of or ineligibility for favorable tax benefits for ethanol production could hinder our ability to operate at a profit.

The ethanol industry and our business are assisted by various federal ethanol tax incentives, including those included in the Energy Policy Act of 2005. The provision of the Energy Policy Act of 2005 likely to have the greatest impact on the ethanol industry is the creation of a 7.5 billion gallon Renewable Fuels Standard (RFS). The RFS will begin at 4 billion gallons in 2006, 4.7 billion gallons in 2007, increasing to 7.5 billion gallons by 2012. The RFS helps support a market for ethanol that might disappear without this incentive. The elimination or reduction of tax incentives to the ethanol industry could reduce the market for ethanol, which could reduce prices and our revenues by making it more costly or difficult for us to produce and sell ethanol. If the federal tax incentives are eliminated or sharply curtailed, we believe that a decreased demand for ethanol will result.

Another important provision involves an expansion in the definition of who qualifies as a small ethanol producer. Historically, small ethanol producers were allowed a 10-cents per gallon production income tax credit on up to 15 million gallons of production annually. The size of the plant eligible for the tax credit was limited to 30 million gallons. Under the Energy Policy Act of 2005 the size limitation on the production capacity for small ethanol producers increased from 30 million to 60 million gallons. Because we intend to build a plant with the capacity to annually produce 100-million gallons of ethanol, we do not expect to qualify for this tax credit which could hinder our ability to compete with other plants who will receive the tax credit.

A change in environmental regulations or violations thereof could result in the devaluation of our common stock and a reduction in the value of your investment.

We will be subject to extensive air, water and other environmental regulations and we will need to obtain a number of environmental permits to construct and operate the plant. In addition, it is likely that our debt financing will be contingent on our ability to obtain the various environmental permits that we will require.

Before we can begin construction of our plant, we must obtain numerous regulatory approvals and permits. While we anticipate receiving these approvals and permits, there is no assurance that these requirements can be satisfied in a timely manner or at all. If for any reason any of these permits are not granted, construction costs for the plant may increase, or the plant may not be constructed at all.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the present time, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability.

Volatility in gasoline selling price and production cost may reduce our gross margins.

Ethanol is utilized both as a fuel additive to reduce vehicle emissions and as an octane enhancer to improve the octane rating of gasoline with which it is blended.  Therefore, the supply and demand for gasoline impacts the price of ethanol and our business and future results of operations may be materially adversely affected if gasoline demand or price decreases.

Consumer resistance to the use of ethanol based on the belief that ethanol is expensive, adds to air pollution, harms engines and takes more energy to produce than it contributes may affect the demand for ethanol.

Certain individuals believe that use of ethanol will have a negative impact on retail prices of gasoline. Many also believe that ethanol adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced. These consumer beliefs could potentially be wide-spread. If consumers choose not to buy ethanol, it would affect the demand for the ethanol we produce, which could lower demand for our product and negatively affect our profitability.

The above risk factors should be considered carefully in addition to the other information in this prospectus and information incorporated herein by reference before purchasing the securities offered hereby. Except in the historical information contained herein or incorporated herein by reference, the discussion in this prospectus or incorporated by reference into this prospectus contains certain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus and incorporated by reference herein should be read as being applicable to all related forward-looking statements wherever they appear in or are incorporated herein by reference into this prospectus. Our actual results could differ materially from those discussed here or incorporated herein by reference. Factors that could cause or contribute to such differences include those discussed above, as well as those discussed elsewhere herein or incorporated herein by reference.

THE FUSION TRANSACTION

General

On February 16, 2007, we entered into the Agreement with Fusion Capital. Under the Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $10 million from time to time over a 25-month period. Under the terms of the Agreement, Fusion Capital has received a commitment fee consisting of 805,987 shares of our common stock. We have authorized up to 12,000,000 shares of our common stock for sale to Fusion Capital under the agreement. As of May 25, 2007, there were 76,431,001 shares outstanding (74,276,072 shares held by non-affiliates) excluding the 12,000,000 shares offered by Fusion Capital pursuant to this Prospectus which it has not yet purchased from us. If all of such 12,000,000 shares offered hereby were issued and outstanding as of the date hereof, the 12,000,000 shares would represent 15.7% of the total common stock outstanding or 16.2% of the non-affiliates shares outstanding as of the date hereof. In the event that under the agreement we decide to issue more than 15,117,440, i.e., greater than 19.99% of our standing shares of common stock as of the date of the agreement, we would first be required to seek shareholder approval in order to be in compliance with the AMEX rules. We currently do not intend to seek shareholder approval to effect sales to Fusion Capital in excess of 15,117,440. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Agreement.

We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. After the registration statement is declared effective, we generally have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The SEC declared the registration statement effective on June 8, 2007. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.50. The Agreement may be terminated by us at any time at our discretion without any cost to us.

Purchase of Shares Under the Common Stock Purchase Agreement

Under the Agreement, on any business day selected by us, we may direct Fusion Capital to purchase up to $100,000 of our common stock. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. The Company may direct Fusion Capital to make multiple purchases from time-to-time in our sole discretion; no sooner then every three (3) business days.

Our Right to Increase the Amount to be Purchased

In addition to Fusion Capital’s periodic purchases of up to $100,000 of our common stock, the Company may also, from time-to-time, elect on any single business day selected by us to require Fusion Capital to purchase our shares in an amount up to $100,000 provided that our share price is not below $0.60 during the three (3) business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $0.90 during the three (3) business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $1.50 during the three (3) business days prior to and on the purchase date. This amount may also be increased to up to $1.0 million if our share price is not below $2.50 during the three (3) business days prior to and on the purchase date. The Company may direct Fusion Capital to make multiple large purchases from time-to-time in our sole discretion; however, at least two (2) business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous ten (10) business days prior to the purchase date.

Minimum Purchase Price

Under the Agreement, the Company has set a minimum purchase price (“floor price”) of $0.50. However, Fusion Capital shall have neither the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, Fusion Capital shall have neither the right nor the obligation to purchase shares of our common stock on any business day on which the market price of our common stock is below $0.50.

Events of Default

Generally, Fusion Capital may terminate the Agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

•
the effectiveness of the registration statement of which this Prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;

•
the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq OTC Bulletin Board Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange;

•	the transfer agent’s failure for five (5) business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the Agreement;

•
any material breach of the representations or warranties or covenants contained in the Agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five (5) business days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us;

•	a material adverse change in our business; or

•	the issuance of an aggregate in excess of 15,117,440 shares to Fusion Capital under the Agreement if we fail to obtain the requisite stockholder approval.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Agreement without any cost to us.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock at any time prior to the termination of the Agreement.

Commitment Shares Issued to Fusion Capital

Under the terms of the Agreement, Fusion Capital has received a commitment fee consisting of 805,987 shares of our common stock. Generally, unless an event of default occurs, Fusion Capital must own at least 805,987 shares of our common stock until 25 months from the date of the Agreement or until the Agreement is terminated.

Effect of Performance of the Common Stock Purchase Agreement on Our Stockholders

All 12,805,987 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this Prospectus. The sale by Fusion Capital of a significant number of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all, some or none of the 12,000,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the Agreement, the Company authorized the sale to Fusion Capital of up to 12,000,000 shares of our common stock.  The Company estimates that we will sell no more than 12,000,000 shares to Fusion Capital under the Agreement (exclusive of the 805,987 shares issued to Fusion Capital as the commitment fee), all of which are included in this offering. The Company has the right to terminate the Agreement without any payment or liability to Fusion Capital at any time, including in the event that all 12,000,000 shares are sold to Fusion Capital under the Agreement. Subject to approval by our board of directors, we have the right, but not the obligation, to sell more than 12,000,000 shares to Fusion Capital. In the event we elect to sell more than the 12,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Fusion Capital under this Prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase	Percentage of Outstanding Shares After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of Shares to Fusion Capital Under the Common stock Purchase Agreement
$0.50	12,000,000	15.7%	$6,000,000
$0.56 (2)	12,000,000	15.7%	$6,720,000
$0.75	12,000,000	15.7%	$9,000,000
$1.00	10,000,000	13.1%	$10,000,000
$1.25	8,000,000	10.5%	$10,000,000
$1.50	6,666,667	8.7%	$10,000,000
$2.00	5,000,000	6.5%	$10,000,000
$3.00	3,333,333	4.4%	$10,000,000

(1)
Based on 76,431,001 shares outstanding as of May 25, 2007. Includes the 805,987 shares issued to Fusion Capital as a commitment fee and the number of shares issuable under the agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)	Closing sale price of our shares on May 25, 2007.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements concerning the Company and its future operations, plans and other matters. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using phrases such as “expects,” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “might,” or “will” be taken or occur or be achieved) are not statements of historical fact and may be “forward looking statements” which include statements relating to, among other things, the ability of O2Diesel to successfully compete in the fuel additive and fuel distribution business.

O2Diesel cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such forward-looking statements are based on the beliefs of O2Diesel’s management as well as on assumptions made by and information currently available to O2Diesel at the time such statements were made. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements, as a result of either the matters set forth or incorporated in this prospectus generally or certain economic and business factors, some of which may be beyond the control of O2Diesel. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to gain product approval in the United States or foreign countries for the commercialization and distribution of our products, failure to capitalize upon access to new markets and failure in obtaining the quality and quantity of ethanol necessary to produce our product at competitive prices. O2Diesel disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time-to-time by the selling stockholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $10 million in proceeds from the sale of our common stock to Fusion Capital under the Agreement. Any proceeds from Fusion Capital we receive under the Agreement will be used for working capital and general corporate purposes.

THE SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC(1) (2)	805,987	1.1%	12,805,987	0%

(1)
As of the date hereof, 805,987 shares of our common stock have been acquired by Fusion Capital under the Agreement. Fusion Capital may acquire up to an additional 12,000,000 shares under the Agreement. Percentage of outstanding shares is based on 76,431,001 shares of common stock outstanding as of May 25, 2007, together with such additional 12,000,000 shares of common stock that may be acquired by Fusion Capital from us under the Agreement after the date hereof.

(2)
Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock of the Company owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this Prospectus.

PLAN OF DISTRIBUTION

The common stock offered by this Prospectus is being offered by Fusion Capital Fund II, LLC, the selling stockholder. The common stock may be sold or distributed from time-to-time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a Prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby in this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by Fusion Capital.

LEGAL PROCEEDINGS

O2Diesel is not a party to any legal proceedings as of the date of this prospectus.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth the names and ages, as of May 25, 2007, of the nominees for election to the Board of Directors, as well as the directors whose terms will continue, their respective positions and offices with the Company, the period during which each has served as a director of the Company and their principal occupations or employment during the past five years.

Name	Age	Position
Hendrik Rethwilm	42	Director
Karim Jobanputra	43	Director
David L. Koontz	64	Director
Alan R. Rae	48	Chief Executive Officer and Director
E. Holt Williams	64	Director
Arthur E. Meyer	79	Chairman, Board of Directors
Jeffrey L. Cornish	55	Director
Gerson Santos-Leon	47	Director
Richard Roger	47	President and Chief Operating Officer
David H. Shipman	59	Chief Financial Officer

Hendrik Rethwilm has been a Director since July 15, 2003 and serves on the Governance and Compensation Committees. From 1993-1999, he worked with PricewaterhouseCoopers in its corporate finance department focusing on financial and organizational restructuring of medium-to-large sized companies. Subsequently, from 2000-2001, Mr. Rethwilm worked with a subsidiary of Ericsson, the Swedish mobile phone producer, as a financial executive advising on mobile eCommerce. During his tenure with Ericsson, Mr. Rethwilm also developed a venture capital arm within Ericsson Consulting to invest in companies developing applications for the mobile eCommerce sector. Currently, Mr. Rethwilm is self-employed and provides consulting services to various companies in the areas of corporate finance and business development. He previously served on the board of directors of Rapidtron, Inc., a company that trades on the OTCBB under the symbol “RPDT,” but resigned effective December 31, 2003.

Karim Jobanputra has been a Director since July 15, 2003. Mr. Jobanputra is an entrepreneur and owns companies that do business mostly in the Middle East and Europe. Mr. Jobanputra has experience in the areas of corporate finance and international, business development, and also works as a self-employed consultant based in the United Kingdom. For the past five years he has provided consulting services to companies in the areas of corporate finance and business development in the Asian and Middle East markets, including Indonesia, Qatar, Saudi Arabia, India and China.

David L. Koontz has been Chief Financial Officer for Waco Logistics Group, Inc. since August 2005. From July 15, 2003 to August 6, 2005 he was the Chief Financial Officer and Secretary of the Company and has been a Director of the Company since July 15, 2003. He joined the AAE Group in September 2002, serving first as the Chief Financial Officer and Secretary of O2Diesel, Inc. Prior to joining the Company, Mr. Koontz had worked primarily as an independent business consultant, mostly with businesses located in Asia, for the period January 2000 to September 2002. During 1999, Mr. Koontz acted as a consultant and chief financial officer for an apparel company in Boulder, Colorado. Mr. Koontz was a partner with Arthur Andersen & Co. until 1988 and holds a CPA certificate.

Alan R. Rae has been the Chief Executive Officer and a Director of the Company since July 15, 2003, the Secretary since August 6, 2005 and President between July 15, 2003 to July 28, 2005. Mr. Rae joined the AAE Technologies group of companies in 1997, and has served as a Director and an executive of several companies within the group. In August 1999, he became a Director and President of AAE Technologies, Inc. (now O2Diesel Inc.), and in October 2000 became a Director and Chief Operating Officer of AAE Technologies International PLC and continues to hold these positions in both companies. Mr. Rae was a Director and the Chief Executive Officer of AAE Holdings plc (UK) from October 1998 until September 2001. He was the Chief Executive Officer and a Director of AAE Technologies Ltd. from October 1997 until September 2001.

E. Holt Williams has been a Director since May 31, 2005 and is the Chairman of the Audit Committee and is a member of the Governance Committee. He has served as the Chairman, CEO and also as the CFO for Coastal Equipment Inc. for over 27 years. He headed both the domestic and foreign operations of the company, which were centered in the Gulf States of the US and in Asia. Prior to entering the private sector, Mr. Williams practiced as a certified public accountant with an international accounting firm. He has also been active in buying and selling real estate in Houston, Texas. Mr. Williams is a member of and has served in various capacities on a number of professional, charitable and civic groups such as U.S. Chamber of Commerce; Singapore American Chamber of Commerce; Houston Foreign Affairs Group; Georgetown University McDonough School of Business and various other civic, school and church related organizations. He holds a B.S. degree in Accounting and an M.B.A. In addition, he maintains professional certification as a CPA.

Arthur E. Meyer has been Chairman of the Board since May 31, 2005 and serves on the Compensation, Governance and Audit Committees. He has served as the Executive Vice President and Vice Chairman of Board of Mohawk Oil Company Canada Limited until its sale to Husky Oil Co. Ltd. Mr. Meyer has a long history of experience in crude oil refining, product development, distribution and marketing. He has a wide background in all facets of the petroleum industry in Canada, including building the first ethanol plant in Canada as well as managing the blending and marketing of Gasohol in Canada. Mr. Meyer has been member of the Board of several oil companies in Canada, and has served on the Boards of a number of universities and other organizations, including the University of Calgary, Northern Alberta Institute of Technology, Consulting Engineers of Canada, National Biotechnology Committee and the FBC Foundation of Calgary. Mr. Meyer holds a degree in Mechanical Engineering from the University of Saskatchewan.

Jeffrey L. Cornish has been a Director since May 31, 2005 and serves on the Audit and Compensation Committees. He currently serves as President of Performance Transportation Services (PTS). Prior to his service with PTS, Mr. Cornish was the Senior Vice President-Finance, Chief Financial Officer and Chief Information Officer for Pilot Travel Centers LLC for many years. He has rich and varied experiences in executing joint ventures, developing large financing vehicles to support large-scale growth of petroleum retailing businesses and restaurant franchisee operations. Mr. Cornish has held several other senior financial management positions, including senior level director and consulting positions for Coopers & Lybrand and Price Waterhouse. He has served on several municipal and Chamber of Commerce boards and holds a BA degree in Accounting and an MBA in Finance. He holds professional certifications as a CPA and a CMA.

Gerson Santos-Leon is serving as the R&D Corporate Director of the Abengoa Bioenergy Group. He is responsible for developing technologies for the conversion of renewable biomass resources to ethanol, related co-products and utilization technology. Prior to his service at Abengoa, Mr. Santos-Leon led the Biofuels Program at the U.S. Department of Energy Office. He has served on a number of management boards responsible for evaluating and developing energy programs and has over twenty years of experience in the energy sector developing nuclear and renewable technologies. Mr. Santos-Leon holds a Chemical Engineering degree.

Richard Roger has been President and Chief Operating Officer of the Company since July 28, 2005 and served as a Director of the Company from April, 2004 to July 28, 2005. Prior to joining the Company, Mr. Roger was the President and Chief Executive Officer at Performance Transportation Services (PTS). Prior to working at PTS, Mr. Roger was the President and Chief Executive Officer of U.S. Fleet Service. Prior to working at US Fleet, Mr. Roger spent 20 years in the trucking and logistics sector with Ryder Systems holding various operational and executive positions — the most recent being Senior Vice President of Operations.

David H. Shipman has been the Chief Financial Officer of the Company since October 1, 2005. Prior to joining the Company, Mr. Shipman was the Vice President/Chief Operating Officer at Kurz-Hastings, Inc. (“Kurz”). Prior to his position as Chief Operating Officer at Kurz, he served as the company’s Chief Financial Officer and Controller for 18 years. Before his service with Kurz, he spent four years as a management consultant at Deloitte Haskins & Sells and three years as an officer in the United States Air Force. Mr. Shipman holds a professional certification as a CPA, and has an M.B.A., Finance from the Wharton School, a B.A., English from Trinity College and an M.S., Communications from Boston University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 4, 2007, regarding the beneficial ownership of the Company’s common stock by (i) those persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of common stock, (ii) each of the named executive officers, (iii) each director of the Company, and (iv) all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person.

Except as indicated in the footnotes to this table, each stockholder named in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 76,431,001 shares of common stock outstanding on April 4, 2007. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after April 4, 2007 are deemed exercised and outstanding, while these shares are not deemed exercised and outstanding for computing percentage ownership of any other person.

Directors, Officers and 5% Stockholders	Shares Directly and Beneficially Owned		Percent

Abengoa Bioenergy R&D Inc.
c/o Crochet & Crochet
Squaidelile, Geneva, Switzerland	9,273,102		12.1%

UBS AG
100 Liverpool Street
London EC2m2RH	8,000,000		10.5%

Standard Bank Plc
25 Dowgate Hill
London EC4R 2SB	5,000,000		6.5%

Alan R. Rae
100 Commerce Drive Suite 301
Newark, Delaware 19713	2,769,022	(a)	3.6%

Richard Roger
100 Commerce Drive Suite 301
Newark, Delaware 19713	1,331,250		1.7%

Karim Jobanputra
100 Commerce Drive Suite 301
Newark, Delaware 19713	754,000		1.0%

Hendrik Rethwilm
100 Commerce Drive Suite 301
Newark, Delaware 19713	750,000		1.0%

David L. Koontz
100 Commerce Drive Suite 301
Newark, Delaware 19713	290,512		*

Arthur Meyer
100 Commerce Drive Suite 301
Newark, Delaware 19713	268,000		*

David H. Shipman
100 Commerce Drive Suite 301
Newark, Delaware 19713	227,250		*

E. Holt Williams
100 Commerce Drive Suite 301
Newark, Delaware 19713	175,395		*

Directors, Officers and 5% Stockholders	Shares Directly and Beneficially Owned	Percent

Jeffrey Cornish
100 Commerce Drive Suite 301
Newark, Delaware 19713	134,000	*

*	Less than 1%.

(a)
A trust of which Mr. Rae is the beneficiary holds 819,787 shares, and Mrs. Victoria Rae (spouse), owns 699,235 shares of the Company’s common stock. Mr. Rae disclaims beneficial ownership of the shares held by the trust to the extent that they are not attributable to his proportionate interest in the trust. Mr. Rae also disclaims beneficial ownership of the shares held by Victoria Rae.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 135,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. There are no shares of preferred stock outstanding.

As of May 25, 2007, we had 76,431,001 shares of common stock outstanding. Our common stock is traded on AMEX under the trading symbol “OTD.”

Failure to remain in compliance with AMEX’s listing standards will likely lead to the delisting of our common stock from AMEX. We cannot assure you if we will continue to meet the AMEX’s listing requirements. If the Company’s common stock was to be delisted by the AMEX, our shares would continue to be traded as a bulletin board stock.

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of stockholders. We have never paid cash dividends on our common stock and we do not expect to declare or pay cash dividends in the foreseeable future. We presently expect to retain any future earnings to fund continuing development and growth of our business. Any payment of dividends on our common stock in the future is subject to the discretion of our Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors.

Interwest Transfer Co., Inc. is the transfer agent and registrar for our common stock.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors, officers and controlling persons are indemnified as provided by the Delaware General Corporation Law and the Company’s organizational documents. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

Review and Approval of Related Person Transactions

The Company has operated under a Code of Ethics for many years. The Company’s Code of Ethics requires all employees, officers and directors, without exception, to avoid engagement in activities or relationships that conflict, or would be perceived to conflict, with the Company’s interests or adversely affect its reputation. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate upon full disclosure of the transaction, following review and approval to ensure there is a legitimate business reason for the transaction and that the terms of the transaction are no less favorable to the Company than could be obtained from an unrelated person.

The Audit Committee is responsible for reviewing and approving, as appropriate, all transactions with related persons. The Company has not adopted written procedures for reviewing related person transactions. The Company reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. As required under SEC rules, transactions, if any, that are determined to be directly or indirectly material to the Company or a related person are disclosed.

Director Independence

In accordance with AMEX rules, the Board affirmatively determines the independence of each Director and nominee for election as a Director in accordance with AMEX’s independence standards as set forth in Section 121A of the AMEX Company Guide. Based on these standards, at its meeting held on March 20, 2007, the Board determined that each of the following non-employee Directors is independent and has no relationship with the Company, except as a Director and stockholder of the Company: Mr. Meyer, Mr. Rethwilm, Mr. Williams, Mr. Cornish and Mr. Santos Leon.

DESCRIPTION OF BUSINESS

Form and Year of Organization

O2Diesel is a development stage company and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations continue to be primarily focused on raising capital, performing product tests and demonstrations and bringing its product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for 17,847,039 shares of its common stock (the “Offer”). As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization as AAE was considered to be the accounting acquirer. Accordingly, the consolidated financial statements of AAE are now treated as the historical financial statements of O2Diesel for all periods presented.

On June 15, 2004, the American Stock Exchange (“AMEX” or “Exchange”) approved an application to list 46,518,898 shares of our common stock under the symbol OTD. Subsequent to this date, the Exchange has approved additional applications to list 48,043,323 shares of the Company’s common stock so that the total number of shares approved for listing is now 94,562,221. Our shares began to trade on the exchange on July 1, 2004.

On December 29, 2004, the Company consummated a merger (the “Reincorporation Merger”) with and into its wholly owned subsidiary, O2Diesel Delaware Corporation, a Delaware corporation (“O2Diesel Delaware”) in order to reincorporate in the State of Delaware (the “Reincorporation”). The Reincorporation Merger was affected pursuant to an Agreement and Plan of Merger entered into between the Company and O2Diesel Delaware on December 29, 2004. The Reincorporation was submitted to a vote of, and approved by, the Company’s shareholders at its annual meeting held on August 16, 2004. As a result of the Reincorporation, the legal domicile of the Company is now Delaware. The merger became effective on December 31, 2004.

The Company’s audited consolidated financial statements for the year ended December 31, 2006, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. At December 31, 2006, the Company has a working capital surplus of $6,637,669 but has accumulated losses of $33,086,440. Management has concluded that additional equity must be raised in 2007 in order for the Company to have sufficient cash to execute its business plan, and to be in compliance with the AMEX’s listing requirements.

Management has stated that, as part of its 2005 plan submitted to and accepted by the AMEX, total equity of approximately $10.5 million, inclusive of the already completed $2.0 million, $3.0 million and $2.3 million private placements, would need to be raised in order for the Company to be in compliance with the listing standards of the AMEX by June 2006. In December 2005, the Company determined that it could not meet certain conditions of this plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006. In the amended plan developed by the Company, management indicated that if it were to be successful in raising $7.0 million prior to June 2006 and an additional $3.5 million in equity in the second half of 2006, it would have sufficient cash to execute its business plan through December 31, 2006, and to be in compliance with the listing standards of the AMEX by June 2006.

The Company collected $592,692 (after expenses) and $865,452 (net of expenses) in two warrant exercises and closed three private placements totaling $7.5 million as part of this effort. The consolidated financial statements in this prospectus do not include any adjustments to reflect other anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

If the Company were to fail to return to full compliance with the Exchange’s listing standards, the AMEX would likely initiate procedures to delist its common stock. If the Company’s common stock were to be delisted by the AMEX, its shares would continue to be traded as a bulletin board stock.

On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements. At December 31, 2006, the Company was in compliance with AMEX listing requirements. The Company believes that it will not be able to meet the AMEX listing requirements for equity as of the end of the first quarter of 2007. However, the Company has entered into a common stock purchase agreement to raise up to $10 million in new equity in 2007, which we believe will enable us to meet or exceed these requirements, once the registration statement for such shares is effective.

Since July 2003, the Company has raised approximately $33 million for its operations.

Business of O2Diesel

Principal Products and Markets:

O2Diesel has developed a proprietary additive product designed to improve the performance of distillate liquid transportation fuels by facilitating the addition to these fuels of ethanol, which is an oxygenate. More specifically, the Company’s core product, O2D05, is a fuel additive that can be made from soybean oil, other vegetable oils, or animal fats. The additive stabilizes and enhances the blending of fuel grade ethanol with diesel fuel. Blending O2D05 with ethanol and various grades of diesel fuel in turn creates a proprietary clean burning fuel called O2Diesel™. Extensive testing in the laboratory and in real world trials has been carried out on O2D05 and O2Diesel™. These tests have demonstrated that the use of the fuel can produce significant and verifiable reductions in emissions. As an example, test data from a wide range of tests has shown the following reductions in harmful emissions:

Up to a 70% reduction in visible smoke;

Up to a 46% reduction in particulate matter (“PM”);

Up to a 23% reduction in carbon monoxide;

Up to a 6% reduction of oxides of nitrogen (“NOx”).

By way of background, fuel ethanol has been blended with gasoline for over 25 years in the U.S. and even longer in Brazil, with the combined benefits of improving air quality, reducing the use of petroleum based fuels and increasing the demand for agricultural products. Because of the incompatibility of diesel fuel and ethanol in a stand-alone environment, it has not been possible to combine ethanol and diesel fuel to produce a stable motor fuel. The Company’s additive, O2D05, permits diesel fuel to be blended with ethanol to produce a fuel that is suited for use by centrally fueled truck and bus fleets, off-road diesel equipment and other diesel powered machinery. However, some changes may be necessary to prepare vehicles and equipment to use the fuel, as well as to the storage and delivery systems used to dispense it.

The Company originally identified the U.S., Canada and Brazil as its first target markets, with an initial focus on the U.S. and Brazil. Since that time, the Company has developed additional strategic partnerships to expand its markets on a broader global basis. In 2007, we will continue to work with a large strategic partner in the ethanol industry to develop the European market for the Company’s products as well as an important supplier of alternative energy solutions and technology to develop the Asian market. O2Diesel’s strategy, with the support and resources of its commercial partners, is to create end-user demand from centrally fueled on and off-road diesel fleets, as well as large scale industrial operations that require significant diesel fuel supply, such as ports, mines and military installations.

Potential customers in the Company’s global markets include:

•	Urban truck and delivery fleets;

•	Municipal transit authorities (public and private);

•	Government fleets (municipal, state, and federal);

•	Port logistical equipment;

•	Construction equipment;

•	Mobile or stationary power generators;

•	Railroads;

•	Military (non-tactical) vehicles.

The U.S. market for diesel fuel is large and growing. It has been estimated by the Energy Information Administration that the use of diesel fuel in the U.S. exceeds 64 billion gallons per year and is expected to grow between 1-2% in 2007.

Basic to the success of the Company’s sales program is the availability of abundant supplies of fuel grade ethanol. According to statistics compiled by the Renewable Fuels Association, domestic ethanol plants in 2006 produced 4.9 billion gallons of ethanol, an increase of 26% over 2005. At the end of 2006, there were 114 plants producing ethanol with another 85 under construction or expansion, which, at completion, are expected to have an annual capacity of about 11.6 billion gallons. At present, the Company does not anticipate any supply problems in securing sufficient quantities of ethanol for use in the U.S. and Canada.

At the end of 2006, four customers in the U.S. and one customer in India were using the Company’s fuel either on a regular or on a trial basis. Typically, first-time users of O2Diesel™ wanted to test the fuel in a small portion of their fleets before committing all of their vehicles to its use. These trials typically lasted for a period of three months or more and involved 10% or less of the vehicles in a prospective fleet.

In March 2004, O2Diesel began operations in Brazil through its 75% owned subsidiary, O2Diesel Químicos Ltda. Brazil is one of the pioneers in the use of ethanol and has a long history of manufacturing ethanol as a by-product from the production of sugar. Due to the low cost and availability of ethanol, Brazil’s transportation sector has used large amounts of this renewable fuel for the last three decades. Fuel ethanol has become an important fuel in Brazil due to its positive effects on the creation of jobs in the sugar industry and as a means of reducing the country’s dependence on imported diesel fuel, of which Brazil is a net importer. Moreover, both the Brazilian government and the sugar producers have sought various means to increase the demand for sugar and sugar derivatives.

The Company cooperates on a non-exclusive basis with Brazil’s largest fuel distributor, BR, the distribution arm of the state-owned mineral oil company Petrobrás. The Company has determined that, similar to the U.S., it must hire and train its own sales force to achieve meaningful sales in Brazil.

According to recently updated market studies, approximately 9 billion gallons of diesel fuel are consumed by Brazil’s transport sectors. As in the U.S. market, we initially targeted centrally fueled truck and bus fleets as our customers. Brazil experienced the same profile of testing by potential customers as that found in the U.S. During 2004, one sugar mill tested O2Diesel™ in only a small portion of its truck fleet. In 2005, Brazil added an additional sugar mill customer, a municipal transit system and one waste fleet to its users of the fuel. During 2006, the Company successfully concluded its demonstrations with the waste fleet and the transit fleet and the first sugar mill. At the beginning of 2007, we were continuing the work with the second sugar mill and were negotiating an additional demonstration with a large municipal transit fleet in Rio De Janeiro.

To summarize, the potential customers for O2Diesel™ in Brazil include the following:

•	Trucks — sugar / alcohol mills

•	Trucks — transport companies

•	Buses — large municipalities.

Later, our Brazilian subsidiary will seek to widen its market to include:

•	Trucks — non-transport companies

•	Buses — intercity.

In Europe and Asia, our initial market focus will be on centrally fueled bus fleets and large trucking fleets.

In the U.S. and Canada, we expect to distribute our product, O2D05, directly to jobbers. “Jobbers” is a term in the fuel industry to describe companies that have a supply infrastructure that facilitates the purchase, blending, storage and delivery of fuel, which may include O2Diesel™. After purchasing our additive, jobbers will be responsible for all of the logistics necessary to blend the components to produce O2Diesel™. In most cases, they will purchase diesel and ethanol and blend these with our additive. At the time of sale of the O2Diesel™, the jobber will deliver the fuel using its own transportation fleet, common carriers or fuel trucks of its customer.

In Europe and Asia, we intend to distribute our product to large distributors who will operate under exclusive contracts covering specific geographic regions. As of April 2, 2007, we have entered into one distribution agreement in Asia and one in South America.

In all our markets we also intend to have our sales force market O2Diesel™ directly to large centrally fueled fleets of vehicles and equipment, where the user would typically have its own refueling infrastructure. In these cases, we must arrange for the delivery of O2Diesel™ to the customer’s central fueling location. In limited situations, O2D05 by itself may be sold to large, central fleet customers, but in these cases, the customer must have the proper facilities to blend diesel fuel with fuel grade ethanol and additive. In most situations, we or the customer will contract with jobbers or other fuel transportation companies to blend and deliver the O2Diesel™.

To plan for the logistics necessary to deliver O2Diesel™, we are continuing our efforts to establish a reliable network of ethanol producers and providers of fuel transportation services. To that end, we have established supply relationships with twelve jobbers (fuel blending and distribution companies) and are negotiating supply agreements with ethanol distributors in order to obtain stable pricing for this commodity. Additional progress towards creating a network was achieved in 2006, but much needs to be done to arrive at the point where we have a seamless distribution network to serve our major markets.

For large centrally fueled fleets, the methods of distribution will be substantially the same for customers regardless of the market. However, the distribution of fuel in Brazil poses a potentially greater challenge than that in the U.S., particularly due to legal restrictions imposed on the sales and distribution of ethanol and the structure of the fuel distribution markets. This occurs because there are only a few companies in Brazil that deliver petroleum fuels to the end user. As such, we have fewer choices from which to select partners in Brazil to establish an infrastructure for the distribution of our fuel.

Competitive business conditions and position in the marketplace:

In general, competition to O2Diesel’s technology may be split into three categories:

1. Ethanol-diesel blended fuel technologies (e-diesel);

2. Exhaust after treatment technologies;

3. “Other” fuels.

Within the first category, which comprises e-diesel fuel technologies, we believe there are a number of competitor companies that have or are attempting to develop fuel additives to compete with our technology. Based on limited market information, and even though some of the competing technologies are owned by larger and better financed corporations, it appears that none of the technologies are as advanced. Other cost effective diesel fuel additive technologies which would be expected to compete with our technology, such as metallic combustion improvers, are subject to significant regulatory issues that may affect their commercial viability. Various exhaust after treatment technologies are available in the marketplace to reduce emissions. Many of these technologies are designed for use on new vehicles, and, as such, may take several years to have an impact on emissions over a large vehicle population. In addition, these after treatment technologies may have higher implementation costs including the cost of vehicle retrofits, which may also be expensive. For this reason, we do not view exhaust after treatment technologies as being in direct competition to O2Diesel™. In 2006, we began exploring testing these devices with our fuel to confirm whether additional benefits can be achieved when the two technologies are used together, such as reduced maintenance costs and enhanced control of emissions. Preliminary data indicates that after treatment technology is compatible and synergistic with our technology.

Ultra-Low Sulfur Diesel (“ULSD”) with and without bio-diesel have lower emissions than low sulfur diesel (“LSD”). Beginning in mid-2006, the diesel fuel specifications for the U.S. changed to require the use of ULSD for all on-highway use. ULSD is defined as having less than 15 parts per million sulfur. Combusting this low level of sulfur not only gives lower emissions but is necessary to allow current exhaust after treatment technologies to work effectively. ULSD is more expensive than regular diesel but is now supplied throughout the U.S. as a result of mandated change in the fuel specification. In 2005 and 2006, we demonstrated that our product not only works effectively with a base blend of ULSD, but also improves the lubricity elements of the base blend. In 2007, we are continuing to pursue a long-term strategy of working with refiners and distributors of ULSD as a means of broadening the market for both fuels — ULSD and O2Diesel™. Biodiesel is an ester containing hydrocarbon derived from renewable sources and blends of this component with ULSD is a viable alternative to ULSD alone. A blend of 20% biodiesel in ULSD has been legislatively designated as an “EPACT fuel” and is used by the military to fulfill governmental requirements for reducing the use of petroleum. Biodiesel has had quality and some other drawbacks, among which can include cost, lack of availability, emission increases as well as handling and storage issues.

During 2005 and 2006, we had one of our customers in our City Home™ initiative successfully using a blend of biodiesel and O2Diesel™ fuel. Our work with the Department of Defense has resulted in a new alternative fuel combining our additive technology, ULSD and biodiesel. In addition to our proprietary solubilizing agent and cetane improver, this fuel also has technology to improve the low temperature flow properties of the fuel which is necessary for cold temperature operation. This fuel with about 28% renewable components was performing as well as straight ULSD in an urban transit system at the end of 2006. To our knowledge, it is the highest concentration of complementary renewable sourced components used for winter applications.

Below is a table which gives a brief overview of the advantages and disadvantages of the broad ranges of technologies that may be considered as competing with O2Diesel’s fuel technologies. This summary is not intended to be all-inclusive for competing technologies.

Lower Emissions Options	Advantages	Disadvantages

Bio-diesel	Renewable content, lower emissions and governmental incentives.	Variable quality, availability, price, storage/handling & distribution

Exhaust Gas After Treatment	Effective and an OEM hardware addition to meet 2007 model year vehicle emission needs	High cost, owner resistance and maintenance issues

Gas to Liquid & Fischer Tropsch	Clean fuel and number of feedstock options	High production cost, long lead time, price

Hydrogen Gas/Fuel Cells	Ultra clean vehicles	Still at early research stage

Diesel-Water	Reduces both PM and NOx	Poor fuel stability, reduced power

In Brazil, there are both domestic and foreign companies seeking to develop an ethanol diesel blending additive, but we believe that none of these potential competitors have perfected their respective technologies.

Sources and availability of raw materials:

O2Diesel has a cooperation agreement with Cognis Deutschland GmbH (“Cognis”) for the manufacture and marketing of the Company’s additive globally. Cognis has manufacturing facilities in or near each country in which we intend to sell our product. According to Cognis, these plants have sufficient capacity to produce enough product to allow us to meet our budgeted sales for the United States, India and Brazil for the next twelve months. Cognis has informed us that it does not anticipate there will be any shortages of raw material over the next twelve months. To date, Cognis has supplied all of the additive required.

Dependence on one or a few major customers:

At the end of 2006, the Company was still a development stage company and we reported additive sales of only $167,063 for the year. In 2007, we started the year with four North American customers and one Indian customer and have not reached the stage when we can start to develop a customer profile sufficiently large enough to allow us to affirmatively state that we will not be dependent on just one or even a few major customers. However, given the usage of diesel fuel in our target markets, U.S., Canada, Brazil, Europe and Asia, the drive of local and national governments to press for cleaner air legislation, and the mandates for our potential customers to comply with these legislative requirements, it is unlikely that we will be dependent in any of these markets on one or even a few large customers. Notwithstanding the foregoing, we have almost no sales history and cannot yet know for certain what our likely customer base will be or if one will develop at all.

Because of the many fuel distribution companies in the U.S. and Canada, it is unlikely that we will be dependent upon one or only a few large companies to distribute O2Diesel™. However, this may not be true for Brazil. For example, in Brazil, the country’s fuel distribution network is concentrated among a small number of large companies. Thus, it is possible, and perhaps likely, that we could become dependent on one or two large distributors for the sale of O2Diesel™ in Brazil. O2Diesel cooperates on a non-exclusive basis with Brazil’s largest fuel distributor, BR, the distribution arm of the state-owned mineral oil company, Petrobrás. BR/Petrobrás is supplying readily blended O2Diesel fuel to the municipality of Rio de Janeiro.

In India, we have signed an exclusive agreement with one distributor for the market in that country. In Europe, we are exploring distribution agreements on a country by country basis.

Patents/Trademarks:

The Company has 109 patent applications covering eight different fuel and additive inventions relating to proprietary products registered with the international WIPO (PCT) Registration System. Four inventions currently have patents granted in a total of 32 countries in Europe, North America, Central America and Asia. An additional twelve applications relating to these inventions are pending. The other four inventions are either undergoing examination at the national level or are about to do so in various countries. If successful, these other four inventions could add up to 65 additional granted patents over the next two years. During this period, O2Diesel’s intellectual property rights over its additive products are protected through its registration with the WIPO (PCT) Registration System and its pending national patent applications.

As part of our cooperation agreement with Cognis, we, along with Cognis, are the joint owners of all patents covering both the use and composition of O2D05. All legal costs associated with preparing, filing and administering the jointly owned patents are shared equally by the Company and Cognis. We also have a number of patents that have been issued that relate to the predecessor technology of O2D05. As a strategic measure, we continue to fund all costs necessary to maintain some of these patents. O2Diesel is the sole owner of these latter patents, which in general cover the use and composition of its prior generation technology.

We have filed trademark registration applications in the U.S. and the European Union for a mark which includes the words and numbers O2Diesel as well as a figurative logo of the words.

We have continued our marketing initiative which is styled as CityHome™. On November 11, 2004, we filed applications for the trademark “CityHome” (and design) in eight classes of goods and services. Final approval of the trademark was received in April, 2006. Applications were also filed for the trademarks “TODAY’S CLEAN AIR SOLUTION TOMORROW’S BRIGHTER FUTURE” and “CITYHOME,” each covering one class of goods and services. Final approvals of the trademarks were received in May 2006.

Government Approvals:

In the U.S., O2Diesel™ is subject to regulation at the federal, state and local levels. In addition, organizations such as the American Society for Testing & Material (“ASTM”) and the National Conference on Weights & Measures (“NCWM”) set uniform industry product quality standards and test methods which are often adopted by legislative bodies and regulatory agencies.

These laws and regulations can and do change and these changes may favor or disfavor one product over another. This is particularly true in the case of incentives that are either available or are becoming available for the expanded use of cleaner-burning fuels like O2Diesel™ or other emissions reduction technologies.

In the U.S., O2Diesel™ is continuing the process to obtain regulatory approvals at various levels of government. At the federal level, the primary regulatory body from which the necessary approvals are required is the U.S. Environmental Protection Agency (“EPA”). The EPA requires the registration of all fuels for on-highway commercial use. The process of becoming a registered fuel for on-highway use is complex, costly and time-consuming. O2Diesel™ has submitted emissions testing data and other required data as part of EPA’s Tier 1 fuel registration to demonstrate that O2 Diesel™ does not generate additional air emissions as compared to diesel fuel. It is expected that EPA will complete its review and registration of O2Diesel™ as a Tier 1 atypical fuel during 2007. Tier 2 requirements are triggered if sales exceed $10 million in annual revenue. Tier 2 tests are intended to detect potential adverse health effects related to the inhalation of any additional emissions. The Company had previously registered its base additive (O2D05) with the EPA and has registered two other additive packages (O2D5000 and O2D5005). The latter package is more robust with respect to the fuel’s water tolerance at low temperatures. The Company received its first review questions from EPA for both this application and the blended fuel application and is working through the EPA’s responses with the agency.

States set strict requirements for the sale and distribution of motor fuels, and provide certain incentives for the use of cleaner-burning fuels. Certain states also levy disincentives for the use of “dirtier” fuels, often in the form of monetary penalties. With the exception of California and Texas, which are permitted to set stricter state standards, all state motor fuel environmental regulations are governed by EPA policies set forth in the Clean Air Act. In addition to environmental issues, many states have other regulations regarding the sale of fuel to which the Company may be subjected.

In 2003, O2Diesel™ achieved regulatory recognition (known as “verification”) in California granted by the California Air Resources Board (“CARB”) for O2Diesel™ as an “alternative diesel fuel,” thus making the fuel eligible for state and local incentives. During this same period, the Division of Measurement Standards (“DMS”) of the California Department of Food & Agriculture designated O2Diesel™ as a “developmental engine fuel” which is a requirement for a fuel to be marketed legally in the state if it lacks a specification from a peer reviewed body such as ASTM. In 2006, the Company submitted several programs to complete the protocols to allow O2Diesel™ to be classified as a Diesel Emissions Control Strategy (DECS) fuel by CARB. Given the base fuel changes, along with the Agency’s rule changes, O2Diesel has had to rework its original test plan. We are currently working through these issues, including Tier 1, Tier 2 and Tier 3 Multimedia Assessment. We expect to complete the necessary emissions testing and data generation to achieve DECS verification at as many levels as possible during 2007. Being a Verified Technology will allow O2Diesel to be competitive in this large market. As a condition to permitting the sale of O2Diesel™ in California, CARB mandated, among other things, that in the case of storage or use of O2Diesel™, fuel storage tank vents, vehicle tank vents and fill openings must be fitted with flame arrestors.

In August 2004, Nevada’s Division of Environmental Regulation approved O2Diesel™ as an “alternative fuel.” Nevada requires that state, county and municipal fleets of 10 or more vehicles must use an alternative fuel rather than regular transportation fuels such as gasoline or diesel fuel.

Ethanol and diesel fuel blends do not have an ASTM specification. In 2006, a member of the Company became the Chairman of the E-Diesel subcommittee. This subcommittee submitted a specification for the purpose of proposing a ballot for incorporation of this fuel as an ASTM specification. The subcommittee received the initial results of this vote during the December, 2006 ASTM meeting and is currently working on a revised ballot based upon these comments. This new ballot is expected to be submitted to ASTM during the second quarter of 2007 so that it can be discussed and voted on during the June ASTM international meeting.

In Canada, there are fewer limits or restrictions on the introduction of new motor fuel products like O2Diesel™, despite the fact that the key federal regulatory agencies — Environment Canada and Natural Resources Canada — tend to follow the general policies set by the United States. One important quasi-governmental organization that serves a regulatory control function is the Canadian General Standards Board (“CGSB”), which works in a manner similar to ASTM. Fuels sold in Canada on a widespread basis will ultimately be subject to an industry and government consensus-based product specification. Across Canada and among the provinces, various tax and other incentives are in place to encourage the expanded production and use of biomass-based transportation fuels.

Various governmental approvals are required to sell O2Diesel™ in Brazil. These approvals are administered and granted by two Brazilian agencies — ANP and IBAMA. ANP is the National Fuel Regulation Agency and IBAMA is the National Environment Protection Agency. Approvals are needed from both agencies before O2Diesel™ may be sold in Brazil. In 2004, we submitted applications to both agencies and received limited, but favorable approvals from each. ANP has classified O2Diesel™ as an alternative diesel fuel. In addition, IBAMA, approved O2Diesel™ for off road (e.g., in mining) and railroad applications. Also, in response to requests that we submitted to ANP, it granted approval for O2Diesel™ to be sold to specific customers and for specific regions in Brazil.

In Europe, the regulatory environment surrounding alternative fuels is largely centered on biodiesel. Since ethanol-diesel is a new technology in the European Union, the Company is working on a country by country basis to better define e-diesel regulatory requirements and how they can be supplemented by changes to the existing regulatory structure. Like in the United States, alternative fuels are allowed for individual test demonstrations in most European countries, but must be approved by the country’s appropriate governmental agency on a case-by-case basis.

In India, the Company sells its base additive directly to its exclusive distributor for this market. The distributor bears the responsibility for blending the final e-diesel product and to fulfill the local and national regulatory requirements needed to market the final product.

Effect of existing or probable governmental regulations:

Regulations may affect new motor fuel products by raising barriers to entry (thus keeping out untested products that lack proof of claims for performance) or by providing incentives for products that help achieve public policy goals. O2Diesel™ began an intensive engine and fleet testing program in 1999 which will continue through 2007. This testing is designed to provide proof to federal, state and local regulatory bodies as well as to the U.S. military that O2Diesel™ has a positive impact in reducing emissions that contribute to ground-level ozone in urban areas, and that it will reduce toxic particulate matter emissions. Some of these agencies may provide incentives for the use of such products in cases where the benefits of using the products can be verified.

Regulations for motor fuels may have the effect of limiting competition from products that cannot prove their claims to regulators, while giving others that can an advantage in the marketplace. Moreover, the availability of federal, state and local incentives to encourage the use of verified products may make O2Diesel™ a cost-effective fuel for fleets seeking to comply with tougher new air quality regulations. As an example of these incentives, the U.S. government permits a credit against excise tax for ethanol blended with diesel fuel. In prior years, this incentive was computed differently, was more complex and was subject to a number of limitations, the most significant being that it did not apply to ethanol diesel blends used in off-road vehicles and equipment.

On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (P.L. 108-357). This new law made important changes to the existing law by allowing a refundable excise tax credit for ethanol blended with diesel fuel. The new law, which is called the “Volume Ethanol Excise Tax Credit” (VEETC) extends the credit through December 31, 2010. Generally, it provides that a credit may be taken at $0.51 per gallon for ethanol blended with diesel fuel used for both on-road and off-road applications. O2Diesel™, when blended with the appropriate ethanol, qualifies for this excise tax credit.

The Company is not aware of any incentives for the use of its additive or fuel in Brazil and is in the process of exploring Europe and Asia for available incentives.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies, such as O2Diesel, with equity or debt securities registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In particular, the Sarbanes-Oxley Act established: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) requirements with respect to the establishment and evaluation of disclosure controls and procedures and internal control over financial reporting, and the audit of internal control over financial reporting; (3) additional responsibilities for the Chief Executive Officer and Chief Financial Officer of the reporting company with respect to financial statements and other information included in Exchange Act reports; (4) new standards for auditors and regulation of audits; (5) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (6) new and increased civil and criminal penalties for violations of the securities laws. The Company will be subject to additional compliance provisions of the Sarbanes-Oxley Act beginning  in 2008 regarding internal control over financial reporting and the audit of internal control over financial reporting.

Estimate of the amount of time spent during each of the last two fiscal years on research and development activities:

O2Diesel has an agreement with Cognis for the joint development of co-solvency additive products as well as the joint ownership of patents covering such products. Under the terms of this agreement, O2Diesel is not required to devote time or incur any research and development expenditures for the work performed by Cognis, but we are required to share equally in the legal costs to prepare, file and maintain all joint patent applications and issued patents. See section below — Costs and effects of complying with environmental laws.

Costs and effects of complying with environmental laws:

O2Diesel is faced with very few costs for it to comply with environmental laws and regulations. However, we have incurred substantial costs in carrying out tests to demonstrate that the use of our product will enable customers to comply with environmental laws and regulations. In the case of O2Diesel™, many of the tests required by the U.S. government have been funded by governmental appropriations. More specifically, in 2006, we incurred expenses of approximately $1.9 million in the U.S. in connection with governmental sponsored projects and tests. Most of the costs incurred in these government test programs were reimbursed by appropriations from the U.S. Departments of Energy and Defense. For a more detailed description of government appropriations, see Note 3 to the Financial Statements.

At the start of 2007, the Company had government test programs in progress with total remaining costs of approximately $1.2 million. A wide array of tests and product demonstrations are being carried out under these programs.

Included are product demonstrations in Nevada to test O2Diesel™ in non-tactical military equipment, and in California to use O2Diesel™ in a fleet of refuse trucks. Other test programs underway include completing the protocols to allow O2Diesel™ to be classified as a Diesel Emissions Control Strategy fuel by the California Air Resources Board. O2Diesel is conducting demonstrations with a number of school bus and transit agencies testing O2Diesel™ as well as O2Diesel™ blended with B20 in various weather conditions, engine types, and uses. Still other tests will include using O2Diesel™ in mining equipment as well as seeking to obtain a military procurement specification for the fuel. Based on the government funding in place, we believe that approximately 80% of the costs to conduct all of these tests may be funded by appropriations from the U.S. Departments of Energy and Defense.

In 2006, we spent about $3,300 in Brazil for research and development projects and to obtain approvals for O2Diesel™ from the agencies that are responsible for the country’s petroleum industry and environmental laws. Brazil’s environmental agency, IBAMA, has classified O2Diesel™ as an alternative diesel fuel, and ANP, Brazil’s national petroleum agency, has granted approvals in specific cases for the sale and use of O2Diesel™.

For 2007, we do not anticipate spending any funds on various product and vehicle tests in Brazil with regard to environmental laws.

Employees:

O2Diesel has seventeen full-time employees, sixteen of which are in the U.S. and one is in Europe. We have one part-time employee. During this past year, we have relied on consultants to assist in commercializing our technology and to help us in key technical areas. We expect to continue this practice in 2007. At present, we employ eight consultants in the U.S.; four in marketing and business development; one field technician, one laboratory technician, one chemist; and one in regulatory affairs. The Company has entered into separate consulting contracts with two shareholders of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. In Europe, we employ two consultants, one for general management and business development and one for regulatory affairs.

We will add new personnel in 2007 based on the pace of our commercialization. Under our business plan, we do not see the need to add employees in the U.S. or Brazil, but we do plan to add technical positions for our European market testing and development in 2007. We anticipate continuing to employ a total of twelve consultants serving in most of the same capacities in 2007.

 Reports to Security Holders:

We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information concerning filers. We also maintain a web site at http://www.O2Diesel.com that provides additional information about our company and links to documents we file with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Business Plan:

The Company is classified as a development stage company as shown on our consolidated financial statements for the year ended December 31, 2006. In 2006, we have not experienced sales of our O2D05 additive and O2Diesel™ in sufficient volumes to cause our status as a development stage company to terminate. We anticipate that a change in our status as a development stage company will not occur until 2008 at the earliest. During 2007, we intend to devote our efforts to generating sales to our targeted customers in the U.S., Asia, and Brazil; expanding sales and sponsorship revenues under our CityHome™ initiative; and continuing to improve our logistics network for the delivery of our products. In addition, we plan to continue a series of product tests and demonstrations that relate directly to our sales efforts, including having O2Diesel™ designated as a Diesel Emissions Control Strategy fuel in California, attaining an ASTM specification for our additives and O2Diesel™; obtaining EPA verification and registration for O2Diesel™ and several additional additives; obtaining approval for a Department of Defense procurement specification for a blended fuel containing O2Diesel™ and biodiesel and expanding our test and demonstration efforts in Europe.

United States and Canada:

Our focus for the U.S. and Canada continues to be to target key geographical areas and specific diesel markets based upon:

•	High-population centers under strict air quality regulations;

•	Municipal transit and school bus fleets with an emphasis on public policy and a positive environmental image;

•	Large concentrations of urban-based, centrally fueled fleets of trucks and buses;

•	Off-road diesel powered equipment;

•	Diesel equipment used by port facilities and large-scale mining operations;

•	Military installations in non-combat vehicles.

In the U.S., O2Diesel’s sales and marketing efforts for fleet sales will be focused in the state of California and the Midwest. In Canada, we intend to concentrate our efforts on the country’s large population centers in the Eastern and Western provinces, but until we have commercialized our technology in the US, no significant resources will be devoted to Canada.

We have an internal sales force to advance our sales efforts. During 2004, our sales force identified potential customers that fit the profile to use O2Diesel™. These were mainly centrally fueled fleets that were served by jobbers. In selling to these customers, we faced several challenges. Almost all of these challenges centered on the logistics for delivering O2Diesel™ to the customer. O2Diesel has devised parallel strategies to meet our sales goals, and we are continuing to perfect these strategies.

Under the first element of our strategy, we have signed distribution agreements with 12 jobbers, who in turn have centrally fueled fleets as their customers. We plan to sell additive to the jobbers and assist them in purchasing ethanol by either locating ethanol suppliers or purchasing and reselling ethanol to them. However, we will only purchase ethanol as an accommodation to a jobber, because we do not wish to tie-up our limited working capital to finance the purchase of ethanol. The jobbers will blend our additive and ethanol with diesel fuel and then sell O2Diesel™ to their customers. O2Diesel’s sales force and technical staff will work jointly with each jobber and it’s customers to assist in the transition from the use of regular diesel fuel to O2Diesel™. A key part of working with each customer is to provide safety and training materials covering the use of our fuel. In addition, O2Diesel’s technical staff plans to work with each customer in the process of purchasing and installing flame arrestors and other devices for customer vehicles and storage facilities. In most cases, we will be responsible for sourcing and installing these devices while, in other cases, our technical staff will only have an oversight role. Finally, our technical staff will work with the customer to insure that its storage facilities are clean and are compatible for storing and dispensing O2Diesel™.

During 2004, we developed a sales and marketing concept styled as CityHome™, which we have continued to use as an important component of our test/demonstration strategy. This program stresses the environmental benefits of our fuel and is designed to improve the air quality in urban locations. In short, CityHome™ provides a means for municipal transit agencies to convert their fleets to O2Diesel™ without having to pay the higher costs of our fuel. In 2006, we had four municipal fleets in smaller cities in the Midwest use O2Diesel™ in CityHome™ installations.

Through an innovative cost sharing concept with companies that wish to be good corporate citizens (sponsors), we have designed a program which permits the municipalities to purchase our fuel at costs which are the same as what they pay for regular diesel fuel. Corporate sponsors, generally with a national or international presence, will pay sponsorship fees to O2Diesel to take part in a clean air program for one or more of the communities participating in a CityHome™ program. In return for sponsorship payments, each sponsor will be given access to currently unused advertising space on buses and other advertising assets owned by the municipality. Sponsorship fees will become additional revenue for us and will be recognized as such when the related advertising is displayed and all other criteria for revenue recognition have been met. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our statement of operations. With regard to the advertising space, since the CityHome™ program is still limited in the number of installations and since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of the receipt. We are recognizing the value associated with the advertising space when we enter into a contractual arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

To date, we have used this initiative as an important component of our test/demonstration strategy and have been successful in attracting fuel distributors to work with us in getting this initiative started. However, while we have received sponsorship funding for our current CityHome™ programs, the current fleet demonstrations being executed under this program have continued to require significant financial support from the Company. As a result, we have decided to limit new CityHome™ programs to instances where we are assured of a level of sponsorship funding needed to cover all expenses of the demonstration. In addition, our participation in one of our CityHome fleets was reduced to a small number of vehicles and in another has been temporarily suspended due to issues relating to continued water contamination of the fuel supplied to these fleets. During 2006, the Company announced additional CityHome™ initiatives in the Midwest with a company that operates both school bus and tour bus fleets and a company with a small school bus fleet in Chicago. These programs are the beginning of what is intended to be a larger program to fuel several school bus fleets in the Midwest, subject to adequate sponsorship support.

As another part of our sales strategy, O2Diesel’s sales force plans to market and sell O2Diesel™ directly to large centrally fueled fleets, government municipalities and others that operate centrally fueled fleets of diesel powered equipment. These target customers may initially include truck, bus and school bus fleets, construction and mining companies as well as port facilities, and, later on, railroads, agricultural users, and the military. In this regard, the Company experienced continued commercial success in 2006 with its activities at the Port of Long Beach and is currently pursuing additional opportunities in this market segment. The Company also announced that the U.S. Air Force had approved the expansion of its successful test demonstration with a USAF base in Nevada, both in the number of vehicles to be used and the length of time the demonstration will now run. The Company concluded successful demonstrations at a municipal waste fleet in California and at a large coal mining operation in Wyoming.

To obtain potential customers or test demonstrations, we often have been responsible initially for all logistics required to deliver O2Diesel™ to the customer. To achieve this end, we will continue to work with fuel distributors that have the ability to blend diesel fuel, ethanol and additives for delivery to a customer’s central fueling location. We will supply our additive and may purchase the ethanol for delivery to the fuel supplier, although our clear preference is to not finance the purchase of ethanol for our customers. In the process of transitioning a customer’s fleet to O2Diesel™, we need to put in place the logistical support to insure that fuel is delivered on a timely basis. In this regard, O2Diesel is seeking to create a network of ethanol suppliers and fuel transportation providers. With these large fleet customers, our technical staff will work closely with each in all facets necessary to prepare the vehicles or other equipment to use O2Diesel™. This will include a review of the customer’s fueling facilities for cleanliness and compatibility to O2Diesel™, arranging for the cleaning of tanks and filtering systems as necessary, as well as either purchasing and installing flame arrestors and other devices or assisting the customer to do so.

We have also expanded our efforts to establish and improve the logistics network required for the delivery of O2Diesel™ to fleet and CityHome™ customers. These efforts have centered on developing strategic relationships with ethanol producers and distributors in order to improve both quality consistency and price stability. At the end of 2006, the Company had succeeded in negotiating supply agreements with two ethanol industry groups to obtain a supply of limited amounts of ethanol at preferential pricing for our Midwestern customers.

In addition, the Company has entered into an agreement to acquire an 80% ownership share in ProEco Energy Company (“ProEco”), which is planning to build a 100 million gallon ethanol plant in South Dakota. Once this acquisition has closed and the plant is operational, it is expected that this facility will provide a reliable source of high quality, competitively priced ethanol for the Company to use in developing its commercial markets.

Europe

In Europe, the Company continued its efforts to define the EU regulatory requirements and to identify market opportunities for testing and potential commercialization. Our efforts in this region focused on developing fuel blending capability, identifying flame arrestor and other hardware requirements for fleet fueling, working with local and EU regulators to clarify the application of existing regulations to ethanol-diesel as an alternative fuel, establishing procedures to be used to manage fleet conversions to our fuel and discussing test demonstration opportunities. The Company has identified two municipal transit fleets, a waste truck fleet and a port facility that were interested in evaluating O2Diesel™ fuel during test demonstrations. We expect these or other potential customers to develop into demonstration programs in 2007.

Asia

In Asia, we negotiated an exclusive distribution agreement in 2006 with an Asian supplier of alternative fuels and its wholly owned subsidiary to provide funding and commercial support to develop a market in certain countries in South Asia and Asia Pacific for the Company’s products. Recently, this company announced that it had concluded a successful trial demonstration of the fuel and have commenced supplying the first 2,500 buses of a large municipal fleet in Karnataka, India.

Brazil

In Brazil, O2Diesel is targeting customers on a very focused basis. In general, these will be miller fleets (sugar and ethanol producers), municipal bus and other fleets, and to a lesser extent centrally fueled truck fleets. Up until 2006, we had established a small sales force and technical staff in Brazil. The roll out of our product has been much slower than planned. Obtaining government approvals and gaining market awareness has taken longer than we anticipated. In addition, the cost of ethanol in Brazil remains relatively high, making it difficult to produce our blended fuel at a cost competitive level. In response to these matters, we have made a decision to follow a less aggressive marketing strategy for Brazil. We have taken steps to continue to reduce our overhead and scaled back our marketing plans and staff until we have a solid base of customers in Brazil. During 2006, we successfully completed our demonstrations in three test fleets, continued our support of a fourth test fleet and entered into negotiations with a municipal bus fleet in Curitiba.

Brazil's fuel distribution system is more concentrated than in the U.S. As a consequence, O2Diesel must join with one or more large fuel distributors that can blend and deliver O2Diesel™ to customers in Brazil. In January 2005, we signed a Memorandum of Understanding with a company reported to be the sixth largest fuel distributor in Brazil. This company was to serve as our exclusive distributor for O2Diesel™ in the South and Southeastern regions of Brazil. This Memorandum of Understanding is no longer in place, since O2Diesel has decided to cooperate on a non-exclusive basis with Brazil's largest fuel distributor, BR, the distribution arm of the state-owned mineral oil company Petrobrás. BR/Petrobrás is to supply readily blended O2Diesel fuel to the municipality of Rio de Janeiro. Failure to attract additional distribution partners to cover other parts of Brazil will likely set back our timetable for achieving market penetration in that country.

At the beginning of 2007, the Company has succeeded in verifying its technology in several demonstration fleets and has seen a reduction in the market price of ethanol. However, just as in the U.S., we have found that commercial success in Brazil will depend on reliable, cost competitive supplies of ethanol. It is the Company’s intention to identify strategic partners in the ethanol industry in Brazil in order to negotiate such supply contracts.

Cash Requirements and Risk Factors:

Based on current projected levels of operations and expenditures, we will need to raise additional funds over the next twelve months. At December 31, 2006, we do not have any bank trade facilities. However, if the Company achieves significant sales, we plan to apply for trading lines with banks in the U.S., Europe or Brazil as a means to finance our working capital needs.

Significant technical and logistical issues have affected our ability to generate sales in 2005 and 2006. While we have made substantial progress in addressing these challenges over the course of the year, they have impeded our efforts to commercialize O2Diesel™ fuel. In general, these challenges fall into the following categories: (1) logistics of delivering and dispensing O2Diesel™, (2) sourcing and installation of flame arrestors and other devices in vehicles and storage facilities, (3) negotiating reliable, price-competitive supplies of fuel grade ethanol, (4) ensuring that fuel tanks are appropriately cleaned, and (5) obtaining regulatory approval and an industry accepted specification for our “e-diesel” (ethanol-diesel) fuel. O2Diesel has devised several strategies to meet these challenges and has undertaken a variety of activities to overcome them and to position O2Diesel™ as a premium clean-burning fuel.

Under the first element of our strategy, we have signed distribution agreements with twelve jobbers, who in turn have centrally fueled fleets as their customers. We sell additive to these jobbers and assist them in purchasing ethanol by either locating ethanol suppliers or purchasing and reselling ethanol to them. However, we will only purchase ethanol as an accommodation to a jobber, because we do not wish to tie-up our limited working capital to finance the purchases of ethanol. The jobbers blend our additive and ethanol with diesel fuel and then sell O2Diesel™ to their customers. O2Diesel's sales force and technical staff work jointly with each jobber and the jobber's customers to assist in the transition from the use of regular diesel fuel to O2Diesel™. A key part of working with each jobber and its customers is to provide safety and training materials covering the use of the fuel. In addition, O2Diesel's technical staff works closely with each customer in the process of purchasing and installing flame arrestors and other devices for customer vehicles and storage facilities. In most cases, we are responsible for sourcing and installing these devices while, in other cases, our technical staff will only have an oversight role. Finally, our technical staff will work with the customer to insure that its storage facilities are clean and are compatible for storing and dispensing O2Diesel™.

In addition, our sales force plans to market and sell O2Diesel™ directly to companies, governmental port facilities and others that operate large centrally fueled fleets. These customers may include large truck and bus fleets, construction fleets, municipalities, and mining companies as well as port cargo handling facilities and agricultural users. To date, these customers have only included centrally fueled truck fleets and cargo handling facilities at a major port. In these transactions, the Company will maintain a similar working relationship with the customer's blending facilities and staff as it does with third party jobbers.

Secondly, as part of the process by which O2Diesel™ was approved for sale in California, the California Air Resources Board set a number of conditions that we must adhere to on an ongoing basis. One of the conditions is that all storage tanks in which O2Diesel™ is stored and all vehicles that use the fuel must be fitted with devices known as flame arrestors. Flame arrestors are safety devices which are intended to prevent a fire in case a spark or other type of ignition might inadvertently enter the fill inlet of a fuel tank. Imposing this requirement proved to be a serious issue in 2004 and early 2005, and negatively impacted our ability to efficiently commercialize our technology in the U.S. Even though flame arrestor technology has been used for many years in other applications, flame arrestors in the required sizes and designs were not yet available as an "off the shelf item" for use with O2Diesel™ during this time. At the end of 2006, the flame arrestor challenge had been largely resolved for the vehicles within O2Diesel's target markets.

Third, we have confirmed that it is important to carefully select ethanol suppliers because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel™ be of a consistently high quality and that it meet certain other specifications. Selection of ethanol suppliers and creating a relationship with those that can provide the quality of product we require is a significant need, and is a task that we will devote more time to during 2007. We are currently working closely with the industry to identify ethanol suppliers who meet our criteria. In the third quarter of 2006, we had succeeded in obtaining contracts with two ethanol industry groups to provide a supply of limited amounts of ethanol at preferential pricing for our Midwestern customers. In addition, the Company recently announced its intention to purchase a controlling interest in ProEco, an engineering company that is intending to build a new ethanol manufacturing facility in South Dakota. Once this transaction has closed and the plant is operational, it is O2Diesel’s intention to use the ethanol produced at this facility for its continued commercialization and demonstration efforts and to sell any additional output on the open market.

In order to ensure fuel quality, we have developed a quality control function that constantly tests the ethanol used by all customers. In addition, we have learned that it is necessary to test the quality of diesel blended with our additive and ethanol. Establishing our own laboratory facility has been a significant help to us in developing quality control standards, and for carrying out the tests that are necessary in preparing a fleet for conversion to use O2Diesel™. Additionally, the Company has installed several testing devices in the field so that samples can be evaluated more efficiently than with a centralized laboratory alone. None of these tests are time consuming or technically difficult, but they are critical to ensuring that our product functions as intended. As we gain more experience, it may not be necessary to conduct the level and frequency of tests that we expect to do over this coming year.

The Company has seen that even with a reliable supplier, the price of ethanol can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products. For example, many petroleum refiners have recently replaced methyl tertiary butyl ether (MTBE) in gasoline with ethanol during the second quarter of 2006. The replacement of this ingredient in gasoline has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. A benefit of this phenomenon has been to increase the availability of ethanol at petroleum terminals when compared to the recent past. However, the rise in the cost of ethanol has made the price of O2Diesel™ fuel increase in relation to conventional diesel fuel during the second half of 2006. In 2007, it is the Company's strategy to help control the costs of ethanol and reduce short-term exposure to price fluctuations by continuing our contracts with the ethanol industry groups for limited amounts of ethanol at preferred prices and purchasing ethanol from the proposed plant to be built by ProEco.

Another concern we have relates to the logistics and storage of O2Diesel™ for fleets and other diesel equipment that may use the fuel. In particular, it is very important that storage tanks be cleaned prior to the introduction of O2Diesel™ into the customer's refueling station. We have made important strides in working with customers to insure that their storage facilities are compatible with O2Diesel™ and have now included this step as a critical component of our implementation planning process.

The Company has taken several steps in 2005 and 2006 to overcome these problems and to support the introduction of O2Diesel™ fuel to new customer opportunities. First, we assembled our knowledge and documentation regarding the design requirements of flame arrestors in the market areas we served and developed a catalogue of flame arrestors and parts that can be used for a wide variety of engine/vehicle types and customer applications. Second, we developed a checklist of procedures to be used by our technicians (in conjunction with our customer) that enabled our technicians to prepare a comprehensive fleet profile of hardware requirements, tank cleaning procedures and the time required to perform the work necessary to bring a fleet on-line. Third, we have identified several equipment vendors who we now work with so that needed equipment can be delivered to customer locations quickly and at competitive prices. Fourth, we have developed a training program that will enable our technicians to teach our customer's fleet maintenance staff about handling and storing O2Diesel™ fuel, fleet modification and maintenance issues that can be expected. Finally, we have developed a modest parts inventory at our laboratory facility so that in the event of an emergency, required parts can be supplied to our customers.

Our present planning methodology is based on a 40-day implementation time frame that requires the project to be a joint effort utilizing the customer's employees and identifies the timing and costs that the customer can expect. During 2005, we continued the research and development efforts begun in 2004 to design and to identify flame arrestors, adaptors and other equipment for vehicles that use O2Diesel™. Some of these devices have undergone and passed tests to insure that they are capable of complying with all required specifications. In 2005, other flame arrestors were developed and subjected to the required tests. In addition, we have learned that certain engines require the fitting of a primer pump to insure that the vehicle starts and runs properly in hot weather. These devices are simple and readily available and the costs are known, but the necessity of adding these devices to certain vehicles could increase our costs and may increase the time required to transition a fleet from using regular diesel fuel to the use of O2Diesel™. Lastly, in some buses, we have had to install safety fueling devices in the fuel inlet that serve the function of flame arrestors, but are generally more expensive. These particular devices are readily available in the market. To support our implementation efforts, we commissioned a third party engineering consulting firm to review our written safety training procedures as well as to conduct on-site reviews of four of our customer locations in order to evaluate the adequacy of the training and the quality of safety procedure implementation. The ensuing report from the consultant indicated that our safety program requirements were well conceived and were being followed quite closely at all locations. Additional safety procedures to enhance this program are currently being evaluated.

All of these issues have led to a greater lead time than expected to convert a fleet from using regular diesel to O2Diesel™. In fact, we have seen that the time it takes to do the conversion work can be the most important factor in bringing on more customers to use our fuel. As a means of mitigating the time required for converting a fleet, we have sought to have our customers complete much of this work under our direction. However, this policy is dependent upon obtaining an agreement from the customer to do the work. The actual time required to convert a fleet to use O2Diesel™ may be further limited by the availability of the customers' vehicles to be in one place long enough to effect the required changes. In some cases for safety, insurance or union reasons, customers will require that they complete all of the work necessary for their vehicles and diesel powered equipment to use O2Diesel™, as well as arranging to insure that their storage and dispensing facilities are compatible with the use of the fuel. The Company anticipates that the work completed in 2005 and 2006 will allow us to bring all of these factors into the implementation planning process so that we can avoid the costs and delays we experienced in the past.

The technical challenges over this past year have presented significant hurdles to commercializing our technology. In most cases, we have overcome these obstacles by the application of technical resources, payments to support our customers and a high level of customer service. All of this has been time-consuming and has slowed our ability to bring our product to market. But it has also created a base of knowledge which is helpful as we continue our efforts to commercialize our technology in the U.S., Europe and other markets. We have been encouraged by the fact that among our customers, we have a municipal bus fleet and a port facility that have been successfully utilizing the fuel for approximately two years. The municipal customer received an award for innovation from its public transit association for the success it achieved in reducing emissions through the use of O2Diesel™ fuel. Even though we have gained a significant amount of technical knowledge, we will continue to refine our efforts in this area in order to improve our ability to bring on greater numbers of customers and to better predict the cost and timing of the work required to have fleets conform to the requirements of using our product.

As previously described in the Government Approvals section, the Company is continuing its efforts to certify its additives and O2Diesel™ under the requirements of the Environmental Protection Agency (EPA), the California Air Resources Board (CARB) and the American Society for Testing and Materials (ASTM). Completion of these certification requirements will support our efforts to develop an alternative fuel specification for the Department of Defense. Obtaining each of these approvals is critical to successful commercialization of the Company’s products.

Given our projected level of expenses and the cash on hand as shown on our consolidated audited balance sheet at December 31, 2006, it is clear that we lack adequate cash to conduct our business according to our business plan. Throughout 2006, the Company received nearly $9.0 million from various warrant offerings and private placements. On February 22, 2007, the Company announced it had entered into a private placement agreement to raise up to $10 million, subject to certain conditions. Even with the capital raised in 2006 and the $10 million private placement, we believe it may be necessary to raise additional funds in 2007 to allow us to execute our business plan and to be in compliance with the AMEX’s listing standards.

There can be no assurance that we will be successful in our efforts to raise additional funds. Nor can there be any assurance that the Company will generate sales and collect cash to offset our operating expenses. As shown in the consolidated audited statements of operations contained in this prospectus, we have generated only $250,934 in total revenues for calendar year 2006. As of the date of this prospectus, we have only minimal orders on hand for either our additives or O2Diesel™. Lastly, there can be no assurance that actual events will not differ from those anticipated, or that general economic conditions may not vary significantly in ways that could negatively impact our operations and cash position.

Research & Development:

The Company has 109 patent applications covering eight different fuel and additive inventions relating to proprietary products registered with the international WIPO (PCT) Registration System. Four inventions currently have patents granted in a total of 32 countries in Europe, North America, Central America and Asia. An additional twelve applications relating to these inventions are pending. The other four inventions are either undergoing examination at the national level or are about to do so in various countries. If successful, these other four inventions could add up to 65 additional granted patents over the next two years. During this period, O2Diesel’s intellectual property rights over its additive products are protected through its registration with the WIPO (PCT) Registration System and its pending national patent applications.

As part of our cooperation agreement with Cognis, we, along with Cognis, are the joint owners of all patents covering both the use and composition of O2D05. All legal costs associated with preparing, filing and administering the jointly owned patents are shared equally by the Company and Cognis. We also have a number of patents that have been issued that relate to the predecessor technology of O2D05. As a strategic measure, we continue to fund all costs necessary to maintain some of these patents. O2Diesel is the sole owner of these latter patents, which in general cover the use and composition of its prior generation technology.

We have filed trademark registration applications in the U.S. and the European Union for a mark which includes the words and numbers O2Diesel™ as well as a figurative logo of the words.

As mentioned earlier, we developed a new marketing initiative in 2004 which is styled as CityHome™. On November 11, 2004, we filed applications for the trademark “CityHome” (and design) in eight classes of goods and services. Final approval of the trademark was received in April, 2006. Applications were also filed for the trademarks “TODAY’S CLEAN AIR SOLUTION TOMORROW’S BRIGHTER FUTURE” and “CITYHO2ME”, each covering one class of goods and services. Final approvals of the trademarks were received in May 2006.

During 2006, we incurred substantial costs in carrying out tests to demonstrate that the use of our product will enable customers to comply with environmental laws and regulations. More specifically, in 2006, we incurred expenses of approximately $1.9 million in the U.S. in connection with governmental sponsored projects and tests. Most of the costs incurred in these government test programs were reimbursed by appropriations from the U.S. Departments of Energy and Defense.

At the start of 2007, we have government test programs in progress with total remaining costs to complete of approximately $1.2 million. Under these programs a wide array of engine tests and product demonstrations are to be conducted to further prove the emissions benefits of O2Diesel™ and to show that the fuel performs well in specific applications.

Included in the foregoing programs is a product demonstration in Nevada to test O2Diesel™ in non-tactical military equipment. Other programs underway include completing the protocols to allow O2Diesel™ to be classified as a Diesel Emissions Control Strategy fuel by the California Air Resources Board. O2Diesel™ is conducting demonstrations with a number of school bus and transit agencies testing O2Diesel™ as well as O2Diesel™ blended with B20 in various weather conditions, engine types, and uses. Still other tests include using O2Diesel™ in large mining equipment as well as seeking to obtain a military procurement specification for the fuel. In January 2006, we initiated a project to develop a fuel that would meet EPA’s alternative fuel requirements for the military. Based on the government funding in place, we believe that approximately 80% of the costs to conduct these tests may be funded by appropriations from the U.S. Departments of Energy and Defense.

We will also continue to devote time and to invest in the design and development of flame arrestor technology. We have found that this is more labor intensive and time consuming rather than requiring large outlays of capital. Most of the design work has been performed by our own personnel and consultants with the actual fabrication work contracted out to specialized manufacturers. We expect this work to continue in 2007.

In 2006, we spent about $3,300 USD in Brazil for research and development projects and to obtain approvals for O2Diesel™ from the agencies in Brazil responsible for the country’s petroleum industry and environmental laws.

These approvals are administered and granted by two Brazilian agencies — ANP and IBAMA. ANP is the National Fuel Regulation Agency and IBAMA is the National Environment Protection Agency. Approvals are needed from both agencies before O2Diesel™ may be sold in Brazil. In 2004, we submitted applications to both agencies and received limited, but favorable approvals from each. ANP has classified O2Diesel™ as an alternative diesel fuel. In addition, IBAMA, approved O2Diesel™ for off road (e.g., in mining) and railroad applications. Also, in response to requests that we submitted to ANP, it granted approval for O2Diesel™ to be sold to specific customers and for specific regions in Brazil. In 2005, O2Diesel fuel received approvals from the environmental and health secretaries of the Cities of Rio de Janeiro, Curitiba and Maringá.

O2Diesel fuel has also become the first alternative fuel to be certified by the TECPAR’s national certification program Transporte Limpo (Clean Transport). For 2007, we do not anticipate spending any funds on various product and vehicle tests in Brazil.

Employees:

At present, O2Diesel has seventeen full-time employees, sixteen of which are in the U.S. and one is in Europe. We have one part-time employee. During this past year, we have relied on consultants to assist in commercializing our technology and to help us in key technical areas. We expect to continue this practice in 2007. At present, we employ eight consultants in the U.S.; four in marketing and business development; one field technician, one laboratory technician, one chemist; and one in regulatory affairs. The Company has entered into separate consulting contracts with two shareholders of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. In Europe, we employ two consultants, one for general management and business development and one for regulatory affairs.

We will add new personnel in 2007 based on the pace of our commercialization. Under our business plan, we do not see the need to add employees in the U.S. or Brazil, but we do plan to add technical positions for our European market testing and development in 2007. We anticipate continuing to employ twelve consultants serving in most of the same capacities in 2007 as in 2006.

DESCRIPTION OF PROPERTY

O2Diesel owns no real property. We rent 4,950 square feet of office space located at 100 Commerce Drive, Suite 301, Newark, Delaware, 19713, under a five-year lease entered into in December 2003. This space serves as the corporate headquarters of the group. The aggregate cost of this office space over the lease term is $392,875, plus common area charges that are billed monthly to the Company. We also have a small laboratory of about 2,500 square feet in Wilmington, Delaware, rented under a twelve month lease for $1,195 per month, which expires November 30, 2007.

In July 2005, we entered into a month to month lease for office space of about 650 square feet in Sao Paulo, Brazil, which can be cancelled with a thirty day notice at a cost of about $900 per month. In addition, the offices in Rio and Curitiba were closed in July 2005.

In September 2006, we entered into a one year lease for office space of approximately 300 square feet in Brussels, Belgium at a cost of 2,240€ per month.

We own office furniture and equipment costing approximately $206,000 and test and fuel storage equipment costing approximately $213,000.

During 2006, there were approximately $93,600 in additions of test equipment and $44,150 to office furniture and equipment consisting of furniture, computers and related equipment. On November 4,, 2004, the Company had purchased a diesel truck to be used for product testing and analysis. The cost of this vehicle was $26,545. Subsequent to this purchase the Company had financed $23,000 of the purchase price with a bank. The loan was secured by the truck. The note bore interest at 7.00% and was payable in 24 monthly installments of $1,031 with the final payment due in November 2006. The Company disposed of the truck in November 2005 and received proceeds of $11,900, which were used to pay off the balance of the loan. In February 2006, the Company purchased a used truck and outfitted it to be able to provide mobile fueling to equipment at an NREL project in Wyoming. The truck had a cost of $28,813 and has $5,042 of accumulated depreciation as of December 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

The Company has operated under a Code of Ethics for many years. The Company’s Code of Ethics requires all employees, officers and directors, without exception, to avoid engagement in activities or relationships that conflict, or would be perceived to conflict, with the Company’s interests or adversely affect its reputation. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate upon full disclosure of the transaction, following review and approval to ensure there is a legitimate business reason for the transaction and that the terms of the transaction are no less favorable to the Company than could be obtained from an unrelated person.

The Audit Committee is responsible for reviewing and approving, as appropriate, all transactions with related persons. The Company has not adopted written procedures for reviewing related person transactions. The Company reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. As required under SEC rules, transactions, if any, that are determined to be directly or indirectly material to the Company or a related person are disclosed.

Director Independence

In accordance with AMEX rules, the Board affirmatively determines the independence of each Director and nominee for election as a Director in accordance with AMEX’s independence standards as set forth in Section 121A of the AMEX Company Guide. Based on these standards, at its meeting held on March 20, 2007, the Board determined that each of the following non-employee Directors is independent and has no relationship with the Company, except as a Director and stockholder of the Company: Mr. Meyer, Mr. Rethwilm, Mr. Williams, Mr. Cornish and Mr. Santos Leon.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

O2Diesel’s common stock is traded on the American Stock Exchange (AMEX) under the symbol “OTD.”

The following table sets forth, for the periods indicated, the range of the high and low sale prices for O2Diesel’s common stock:

Quarter Ended	High	Low
March 31, 2007	$0.98	$0.67
December 31, 2006	0.91	0.68
September 30, 2006	1.28	0.78
June 30, 2006	2.82	0.92
March 31, 2006	0.87	0.40
December 31, 2005	0.87	0.37
September 30, 2005	1.42	0.76
June 30, 2005	1.91	1.20
March 31, 2005	2.10	0.74

Source of Information: Yahoo Finance

Holders of Common Equity:

As of May 25, 2007, there were 76,431,001 shares of our common stock outstanding, held by approximately 9,250 stockholders of record.

Dividends:

To date, we have not paid any dividends on our common stock and we do not expect to declare or pay any dividends on our common stock in the foreseeable future. Payment of dividends will depend upon our future earnings, if any, our financial condition, and other factors as deemed relevant by the Board.

AMEX Listing Standards:

In December 2004, we were notified by the AMEX that O2Diesel was not in compliance with the Exchange’s listing standards. Specifically, because of continuing losses and the fact that our shareholders’ equity had fallen below $2.0 million, we had failed to meet the required listing standards.

In accordance with the procedures of the Exchange, we filed a plan (“Plan”) with it to demonstrate the steps we had to take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our Plan, and that we would be given until June 2006 in which to regain compliance with the Exchange’s listing standards. During this period, we were subject to periodic reviews by the AMEX to confirm that we were meeting the goals set forth in our Plan. As of June 2006, our shareholders’ equity was required to be $6.0 million or more in order for us to be in compliance with the Exchange’s listing rules. To achieve that amount, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December, 2005, the Company determined that it could not meet certain conditions of this plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June, 2006. In the amended plan developed by the Company, management indicated that if it were to be successful in raising $7.0 million prior to June, 2006 and an additional $3.5 million in equity in the second half of 2006, it would have sufficient cash to execute its business plan through December 31, 2006, and to be in compliance with the listing standards of the AMEX by June 2006.

The Company collected $592,692 (after expenses) and $865,452 (net of expenses) in two warrant exercises and closed three private placements totaling $7.5 million as part of this effort. The consolidated financial statements in this prospectus do not include any adjustments to reflect other anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

If the Company were to fail to return to full compliance with the Exchange’s listing standards, the AMEX would likely initiate procedures to de-list its common stock. If the Company’s common stock were to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock. On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements.

On December 31, 2006, the Company was in compliance with AMEX listing standards. The Company believes that it will not be able to meet the AMEX listing requirements for equity as of the end of the first quarter of 2007. However, the Company has entered into a common stock purchase agreement to raise up to $10 million in new equity in 2007, which we believe will enable us to meet or exceed these requirements, once the registration statement for such shares is effective.

Equity Compensation Plan

The following table provides information as of May 25, 2007 related to the equity compensation plans in effect at that time:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan Category
Equity Compensation Plans approved by Stockholders	7,500,000	$1.45	2,250,000
Equity Compensation Plans not approved by Stockholders	0	0	0
Totals	7,500,000	$1.45	2,250,000

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company to the Named Executive Officers for the fiscal year ended December 31, 2006.

SUMMARY COMPENSATION TABLE

							Nonqualified
							Deferred
					Option	Non-Equity	Compensation	All Other
Name &		Salary	Bonus	Stock	Awards	Incentive Plan	Earnings	Compensation
Principal		($)	($)	($)	($)	Compensation	($)	($)	Total
Position	Year	(1)	(2)	(3)	(4)	($)	(5)	(6)	($)
Alan Rae
Chief Executive Officer	2006	$254,000	$0	$0	$13,610	$0	$0	$30,531	$298,141

Richard Roger
President & COO	2006	$250,000	$0	$0	$108,890	$0	$0	$15,012	$373,902

David H. Shipman
Chief Financial Officer	2006	$177,500	$0	$0	$46,550	$0	$0	$17,967	$242,017

(1)
In addition to his position as the Chief Executive Officer, Mr. Rae serves on the Board of Directors, but does not receive any compensation for service as a Director. On March 26, 2007, the Company increased David Shipman's salary to $210,000, effective as of January 1, 2007.

(2)	Pursuant to the terms of his employment agreement, Mr. Roger received a special bonus of $75,000 in January 2007, which is not included in the preceding table.

(3)
On November 16, 2006, the Board of Directors approved a grant of 500,000 shares of restricted stock to Mr. Roger, pursuant to the terms of the Company’s 2004 Stock Incentive Plan (the “Stock Incentive Plan”) and Mr. Roger’s employment agreement. The terms of the award are that the shares are to be issued on January 1, 2007 with 166,667 shares to vest on January 1, 2007, 166,667 shares to vest on January 1, 2008 and 166,666 shares to vest on January 1, 2009. Each share amount is contingent on Mr. Roger remaining employed by the Company on the date of vesting. Mr. Roger received his first award of 166,667 shares in January 2007 valued at $0.82 per share, which is not included in the preceding table. In 2006, there was no SFAS 123(R) expense for the grant of restricted stock.

(4)
These amounts reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) for awards pursuant to the Stock Incentive Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2006.

(5)
The Company maintains a voluntary 401(k) plan for its employees and did not make any contributions in 2006. The Company does not maintain any other qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

(6)
In 2006, the Company paid to each of Mr. Rae, Mr. Roger and Mr. Shipman an automobile allowance of $12,000. In addition, the Company paid health insurance premiums for Mr. Rae in the amount of $18,531; for Mr. Roger in the amount of $3,012; and for Mr. Shipman in the amount of $5,967.

GRANTS OF PLAN BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or	All Other Option Awards; Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units (#)	Options (#)	Awards ($/Sh)	Option Awards
Richard Roger	11/16/2006							500,000			$0

On November 16, 2006, the Board of Directors approved the grant of 500,000 shares of restricted stock to Mr. Roger, pursuant to the terms of the Company’s 2004 Stock Incentive Plan and Mr. Roger’s employment agreement. The terms of the award were that the shares were to be issued on January 1, 2007 with 166,667 shares to vest on January 1, 2007, 166,667 shares to vest on January 1, 2008 and 166,666 shares to vest on January 1, 2009. The receipt of shares is contingent on Mr. Roger remaining employed by the Company on the date of vesting. Mr. Roger received his first award of 166,667 shares in January 2007. Pursuant to his employment agreement, Mr. Roger received a special bonus of $75,000 in January 2007. In 2006, there was no FAS 123(R) expense for the grant of restricted stock.

There were no other stock based awards under the Stock Incentive Plan in 2006 to the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth the outstanding equity awards of the Named Executive Officers as of December 31, 2006.

	Option Awards						Stock Awards
Name	No. of Securities Underlying Unexercised Options (#) Exercisable		No. of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested (#) (4)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Alan Rae
Chief Executive Officer	1,250,000	(1)			$1.50	7/14/2013

Richard Roger	200,000	(2)			$1.50	10/15/2014
President & COO	631,250	(2)	618,750		$1.50	6/9/2015

David H. Shipman
Chief Financial Officer	153,000	(3)	297,000		$1.50	10/1/2015

(1)	Mr. Rae’s option vested 34% on July 15, 2004 and 16.5% every six months thereafter.

(2)	Mr. Roger’s 200,000 option vested 100% upon his appointment at President and Chief Operating Officer. His 1,250,000 option vested 34% on July 1, 2006 and 16.5% every six months thereafter.

(3)	Mr. Shipman’s option vested 34% on October 1, 2006 and 16.5% every six months thereafter.

(4)
On November 16, 2006, the Board of Directors approved a grant of 500,000 shares of restricted stock to Mr. Roger, pursuant to the terms of the Company’s 2004 Stock Incentive Plan and Mr. Roger’s employment agreement. The terms of the award were that the shares were to be issued on January 1, 2007 with 166,667 shares to vest on January 1, 2007, 166,667 shares to vest on January 1, 2008 and 166,666 shares to vest on January 1, 2009. The receipt of shares is contingent on Mr. Roger remaining employed by the Company on the date of vesting. Mr. Roger received his first award of 166,667 shares in January 2007. Pursuant to his employment agreement, Mr. Roger received a special bonus of $75,000 in January 2007.

(5)
None of the 500,000 shares in Mr. Roger’s award were vested as of December 31, 2006. The market value of these unvested shares on December 31, 2006 was $410,000, based on the closing share price of $0.82 on December 29, 2006, the last trading day of the year.

OPTION EXERCISES AND STOCK VESTED

There were no options exercised or stock vested during the year ended December 31, 2006.

PENSION BENEFITS AND NONQUALIFIED DEFERRED COMPENSATION

The Company maintains a voluntary 401(k) plan for its employees and did not make any contributions in 2006. The Company does not maintain any other qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

In July 2003, the Company entered into an Employment Agreement with Alan R. Rae, to serve as our President and Chief Executive Officer. Pursuant to the Employment Agreement, Mr. Rae is entitled to an annual base salary of $254,000 per year and is eligible to receive an annual bonus, at the discretion of the Board, of 100% of his base salary. He is also entitled to reimbursement for health insurance premiums and a car allowance. Pursuant to the agreement, the Company granted Mr. Rae 1,500,000 stock options at an exercise price of $1.50 per share in 2005, which were granted pursuant to the Company’s Stock Incentive Plan and were approved by the Board on September 29, 2005. On November 11, 2005, Mr. Rae relinquished his options to the Company to purchase 250,000 shares of common stock. The agreement continues in effect until terminated by either Mr. Rae or the Company by written notice or upon the death or disability of Mr. Rae. If the agreement is terminated by disability, Mr. Rae is entitled to receive his salary until he begins to receive disability benefits, to receive a prorated portion of any bonus he would otherwise have been entitled to receive and to be paid for any accrued but unused vacation. The agreement also provides that any inventions discovered by Mr. Rae during service to the Company shall be the property of the Company, and contains confidentiality, non-disparagement and non-competition provisions.

On June 9, 2005, the Company entered into an Employment Agreement with Richard Roger to serve as our President and Chief Operating Officer. The terms of Mr. Rogers’ Employment Agreement are substantially similar to the terms of Mr. Rae’s Employment Agreement, as described above, except that Mr. Roger is entitled to an annual base salary of $250,000 per year and 1,250,000 stock options, of which 1,000,000 shares were approved by the Board on September 29, 2005 and 250,000 shares were approved by the Board on November 11, 2005. The Board agreed if Mr. Roger leaves the Company before all of the additional 250,000 shares vest, the remaining unvested portion will be granted to the executive officer who relinquished these options. Effective July 2005, Mr. Roger was promised 500,000 shares of restricted stock at par value, vesting annually in equal amounts over three years commencing on January 1, 2007, with payment of the third award to be made on January 1, 2009.

On July 28, 2005, the position of President was transferred from Mr. Rae to Mr. Richard Roger. Mr. Rae continues to serve as the Company’s Chief Executive Officer and Secretary.

Effective October 1, 2005, the Company entered into an Employment Agreement with David H. Shipman to serve as our Chief Financial Officer. The terms of Mr. Shipman’s Employment Agreement are substantially similar to the terms of Mr. Rae’s Employment Agreement, as described above, except that Mr. Shipman is entitled to an annual base salary of $177,500 per year and 450,000 stock options, which were approved by the Board on September 29, 2005. On March 26, 2007, the Company amended David Shipman's employment agreement, increasing his salary to $210,000, effective as of January 1, 2007.

Each of these employment agreements provides for certain compensation in the event of termination without cause or a change in control. In either event, the Company will (i) continue to make monthly payments of base salary and health insurance premiums for 12 months (15 months for Mr. Rae), (ii) pay a pro-rated bonus to which the executive would have otherwise been eligible, (iii) cause any unvested options granted to the executive to vest immediately, (iv) pay the executive for any unused accrued vacation time, and (v) reimburse the executive for expenses that would otherwise be entitled. In the case of Mr. Rae, the Company will reimburse his expenses reasonably incurred in connection with his and his family’s repatriation to the United Kingdom. In general, the employment agreement defines a change in control if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization.

DIRECTOR COMPENSATION

The following table sets forth the aggregate compensation paid or accrued by the Company to the Directors for the fiscal year ended December 31, 2006.

	Fees
	Earned or
	Paid in		Option	Non-Equity	Non Qualified	All Other
	Cash	Stock	Awards	Incentive Plan	Deferred	Compensation
	($)	Awards	($)	Compensation	Compensation	($)	Total
Name	(2)	($)	(3)(4)(5)	($)	Earnings	(6)	($)
Arthur E. Meyer	$60,000		$32,754				$92,754
Chairman

	Fees
	Earned or
	Paid in		Option	Non-Equity	Non Qualified	All Other
	Cash	Stock	Awards	Incentive Plan	Deferred	Compensation
	($)	Awards	($)	Compensation	Compensation	($)	Total
Name	(2)	($)	(3)(4)(5)	($)	Earnings	(6)	($)
Hendrik Rethwilm	$30,000		$8,167				$38,167

Karim Jobanputra	$30,000		$8,167				$38,167

David L. Koontz	$30,000		$240,000			$2,035	$272,035

E. Holt Williams	$37,917		$16,377				$54,294

Jeffrey L. Cornish	$34,750		$16,377				$51,127

Gerson Santos-Leon	-		-				$0

Alan Rae (1)	-		-				$0

(1)
In addition to his position as the Chief Executive Officer, Mr. Rae serves on the Board of Directors, but does not receive any compensation as a Director. The compensation reflected in the Summary Compensation Table represents his total compensation for the year 2006.

(2)	In addition to his director fees, Mr. Williams was paid an additional $7,917 for serving as the Audit Committee chairman.

In addition to his director fees, Mr. Cornish was paid an additional $4,750 for serving as the Compensation Committee chairman.

In addition to being a director of the Company, Mr. Gerson Santos Leon serves as the Director of R&D and Corporate Development for Abengoa Bioenergy R&D (“ABRD”). ABRD’s corporate policy states employees who serve as outside directors must assign all director compensation to ABRD. Accordingly, Mr. Santos Leon’s director’s fees for 2006 in the amount of $22,500 were paid directly to ABRD.

(3)
These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) for awards pursuant to the Stock Incentive Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2006.

Options for these directors vest over the first three years of the ten-year option term, 34% in the first year and 16.5% every six months thereafter.

(4)	Mr. Meyer’s option vested 34% on May 31, 2006, and 16.5% every six months thereafter.

Mr. Rethwilm’s option vested 34% on July 15, 2004, and 16.5% every six months thereafter.

Mr. Jobanputra’s option vested 34% on July 15, 2004, and 16.5% every six months thereafter.

Mr. Koontz’s option vested 34% on July 15, 2004, and 16.5% every six months thereafter.

Mr. Williams’ option vested 34% on May 31, 2006, and 16.5% every six months thereafter.

Mr. Cornish’s option vested 34% on May 31, 2006, and 16.5% every six months thereafter.

(5)
As of December 31, 2006, each director had outstanding options to purchase the indicated number of shares of the Company common stock: Arthur E. Meyer, 400,000; Hendrik Rethwilm, 750,000; Karim Jobanputra, 750,000; David L. Koontz, 200,000; E. Holt Williams, 200,000; and Jeffrey L. Cornish, 200,000.

(6)	In addition to his director fees, Mr. Koontz was paid an additional $2,035 for tax advice requested by the Board.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Reports of Independent Registered Public Accounting Firms	66

Consolidated Balance Sheet as of December 31, 2006	68

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005 and the period from October 14, 2000 (inception) through December 31, 2006	69

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2006 and 2005 and the period from October 14, 2000 (inception) through December 31, 2006	70

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and the period from October 14, 2000 (inception) through December 31, 2006	78

Notes to Consolidated Financial Statements	80

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
O2Diesel Corporation

We have audited the accompanying consolidated balance sheet of O2Diesel Corporation (a development stage company) as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended, and included in the information for the period October 14, 2000 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of O2Diesel Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period October 14, 2000 (inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s accumulated losses and lack of available working capital raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The 2006 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MAYER HOFFMAN MCCANN P.C.

Plymouth Meeting, Pennsylvania
March 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of O2Diesel Corporation

We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2005 and for the period October 14, 2000 (inception) through December 31, 2005 of O2Diesel Corporation (a development stage company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and cash flows of O2Diesel Corporation for the year ended December 31, 2005 and for the period October 14, 2000 (inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s accumulated losses and lack of available working capital raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The 2005 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 31, 2006

O2Diesel Corporation
(A Development Stage Company)
Consolidated Balance Sheet
December 31, 2006

ASSETS
CURRENT ASSETS
Cash	$3,065,630
Restricted cash	3,644,427
Accounts receivable	13,775
Due from related parties	36,040
Other receivables	732,587
Inventory	157,598
Prepaid expenses, parts and deposits	316,353

Total current assets	7,966,410

FURNITURE AND EQUIPMENT
Office furniture and equipment	205,713
Fuel and test equipment	213,350
419,063
Less accumulated depreciation	(188,876)
230,187

TOTAL ASSETS	$8,196,597

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$549,892
Accrued expenses	386,667
Due to related parties	141,161
Deferred grants	9,959
Deferred marketing program	234,500
Other current liabilities	6,562
Total current liabilities	1,328,741

TOTAL LIABILITIES	1,328,741

STOCKHOLDERS' EQUITY
Preferred stock: par value of $0.0001; 20,000,000 shares authorized;
none issued and outstanding	-
Common stock: par value of $0.0001; 135,000,000 shares authorized;
75,125,014 issued and outstanding	7,513
Additional paid-in capital	40,076,305
Unearned compensation	(125,141)
Accumulated other comprehensive loss	(4,381)
Deficit accumulated during the development stage	(33,086,440)
Total stockholders' equity	6,867,856

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,196,597

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Operations

			October 14, 2000
	Year ended	Year ended	(inception) through
	December 31,	December 31,	December 31,
	2006	2005	2006
Revenue:
Additive related sales	$167,063	$131,605	$438,323
Sponsorship income	83,871	64,002	147,873
	250,934	195,607	586,196

Expenses:
Cost of goods sold	119,367	101,277	326,307
Selling and marketing	1,217,731	1,987,537	7,846,854
Product testing and government grants, net	(394,982)	438,086	977,783
General and administrative	7,416,679	4,468,957	25,549,030

Total operating expense	8,358,795	6,995,857	34,699,974

Operating loss	(8,107,861)	(6,800,250)	(34,113,778)

Other income (expense):
Interest expense	(8,223)	(10,621)	(122,523)
Interest income	126,543	32,346	195,366
Foreign currency gain/(loss), net	395,104	(48,981)	498,783
Other (expense)/income, net	(13,718)	(24,659)	310,070

Total other income (expense)	499,706	(51,915)	881,696

Loss before provision (benefit) for income taxes	(7,608,155)	(6,852,165)	(33,232,082)

Benefit for income taxes	-	-	145,642

Net loss	(7,608,155)	(6,852,165)	(33,086,440)

Deemed dividend to preferred stockholders	(5,581,133)	(618,872)	(6,200,005)

Net loss allocable to common stockholders	$(13,189,288)	$(7,471,037)	$(39,286,445)

Net loss per common share
(basic and diluted)	$(0.20)	$(0.22)	$(1.28)
Weighted average shares of common
shares outstanding	65,723,876	34,726,991	51,847,176
Recapitalization resulting from the AAE
Technologies International PLC acquisition	-	-	21,212,951
Weighted average shares of common
shares outstanding - giving effect to the
recapitalization	65,723,876	34,726,991	30,634,225

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
for the years ended December 31, 2006 and 2005 and the
 Period from October 14, 2000 (inception) through December 31, 2006

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital
Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	-	$-	43,008,772	$430,088	$-	$-	$3,603,415

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued on various dates during 2001	-	-	24,181,038	241,810	-	-	1,268,031

Balance at December 31, 2001	-	-	67,189,810	671,898	-	-	4,871,446

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued at $0.225 per share on various dates during 2002	-	-	703,282	7,033	-	-	515,657

Balance at December 31, 2002	-	-	67,893,092	678,931	-	-	5,387,103

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued on various dates during 2003	-	-	555,556	5,556	-	-	119,444

Common stock issued for consulting services	-	-	200,000	2,000	-	-	43,000

Common stock issued for remaining interest in subsidiaries on July 15, 2003	-	-	4,356,200	43,562	-	-	46,323

Common stock issued upon exercise of stock options on various dates during 2003	-	-	8,670,881	86,709	-	-	1,131,595

Recapitalization resulting from AAE acquisition on July 15, 2003	-	-	(56,928,690)	(814,283)	-	-	814,283

Common stock issued at $1.50 per share on various dates during 2003	-	-	3,333,333	333	-	-	4,999,667

Expenses related to 2003 issuance of common stock and recapitalization	-	-	-	-	-	-	(795,650)

Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	-	-	-	-	-	1,132,350	-

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Balance at December 31, 2003	-	-	28,080,372	2,808	-	1,132,350	11,745,765

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued at $1.50 per share on various dates in 2004	-	-	1,070,451	107	-	(1,132,350)	1,535,770

Preferred stock issued on various dates during 2004	1,550,000	155	-	-	-	-	5,478,609

Balance at December 31, 2004	1,550,000	155	29,150,823	2,915	-	-	18,760,144

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued for consulting services	-	-	63,750	6	-	-	63,094

Warrants issued for consulting services in 2005	-	-	-	-	-	-	135,000

Common stock issued at $0.70 per share on various dates in 2005	-	-	7,515,981	752	-	-	4,832,439

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Common stock issued at $0.7125 per share on various dates in 2005	-	-	3,228,070	322	-	-	2,090,178

Common stock issued at $0.564 per share on various dates in 2005	-	-	6,419,840	642	-	-	3,599,658

Balance at December 31, 2005	1,550,000	155	46,378,464	4,637	-	-	29,480,513

Net loss	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-

Comprehensive loss	-	-	-	-	-	-	-

Common stock issued via exercise of warrants on various dates in 2006	-	-	3,151,892	315	-	-	1,457,829

Common stock issued for consulting services in 2006	-	-	56,250	6	-	-	50,994

Conversion of preferred stock into common stock on various dates in 2006	(1,550,000)	(155)	15,500,000	1,550	-	-	(1,395)

Common stock issued at $0.75 per share in 2006	-	-	8,666,666	867	-	-	6,256,282

Common stock issued at $0.729 per share in 2006	-	-	1,371,742	138	-	-	979,367

Fair value of unvested stock options upon adoption of SFAS 123 R	-	-	-	-	(376,031)	-	376,031

Amortization of unearned compensation	-	-	-	-	250,890	-	-

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Fair Value of Stock Options Issued in 2006	-	-	-	-	-	-	1,476,684

Balance at December 31, 2006	-	$-	75,125,014	$7,513	$(125,141)	-	$40,076,305

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
for the years ended December 31, 2006 and 2005 and the
 Period from October 14, 2000 (inception) through December 31, 2006

			Deficit
	Common	Accumulated	Accumulated	Total
	Stock	Other	During the	Stockholders'
	Subscriptions	Comprehensive	Development	Equity
	Receivable	Income (Loss)	Stage	(Deficit)
Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	$-	$-	$(4,138,684)	$(105,181)

Net loss	-	-	(1,406,709)	(1,406,709)

Foreign currency translation adjustment	-	(4,476)	-	(4,476)

Comprehensive loss	-	-	-	(1,411,185)

Common stock issued on various dates during 2001	-	-	-	1,509,841

Balance at December 31, 2001	-	(4,476)	(5,545,393)	(6,525)

Net loss	-	-	(1,712,803)	(1,712,803)

Foreign currency translation adjustment	-	(74,085)	-	(74,085)

Comprehensive loss	-	-	-	(1,786,888)

Common stock issued at $0.225 per share on various dates during 2002	-	-	-	522,690

Balance at December 31, 2002	-	(78,561)	(7,258,196)	(1,270,723)

Net loss	-	-	(4,230,296)	(4,230,296)

Foreign currency translation adjustment	-	179,689	-	179,689

Comprehensive loss	-	-	-	(4,050,607)

Common stock issued on various dates during 2003	-	-	-	125,000

Common stock issued for consulting services	-	-	-	45,000

Common stock issued for remaining interest in subsidiaries on July 15, 2003	-	-	(409,614)	(319,729)

Common stock issued upon exercise of stock options on various dates during 2003	-	-	-	1,218,304

Recapitalization resulting from AAE acquisition on July 15, 2003	-	-	-	-

Common stock issued at $1.50 per share on various dates during 2003	-	-	-	5,000,000

			Deficit
	Common	Accumulated	Accumulated	Total
	Stock	Other	During the	Stockholders'
	Subscriptions	Comprehensive	Development	Equity
	Receivable	Income (Loss)	Stage	(Deficit)

Expenses related to 2003 issuance of common stock and recapitalization	-	-	-	(795,650)

Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	(180,000)	-	-	952,350

Balance at December 31, 2003	(180,000)	101,128	(11,898,106)	903,945

Net loss	-	-	(6,728,014)	(6,728,014)

Foreign currency translation adjustment	-	(97,446)	-	(97,446)

Comprehensive loss	-	-	-	(6,825,460)

Common stock issued at $1.50 per share on various dates in 2004	180,000	-	-	583,527

Preferred stock issued on various dates during 2004	-	-	-	5,478,764

Balance at December 31, 2004	-	3,682	(18,626,120)	140,776

Net loss	-	-	(6,852,165)	(6,852,165)

Foreign currency translation adjustment	-	2,329	-	2,329

Comprehensive loss	-	-	-	(6,849,836)

Common stock issued for consulting services in 2005	-	-	-	63,100

Warrants issued for consulting services in 2005	-	-	-	135,000

Common stock issued at $0.70 per share on various dates in 2005	-	-	-	4,833,191

Common stock issued at $0.7125 per share on various dates in 2005	-	-	-	2,090,500

Common stock issued at $0.564 per share on various dates in 2005	-	-	-	3,600,300

Balance at December 31, 2005	-	6,011	(25,478,285)	4,013,031

Net loss	-	-	(7,608,155)	(7,608,155)

Foreign currency translation adjustment	-	(10,392)	-	(10,392)

Comprehensive loss	-	-	-	(7,618,547)

Common stock issued via exercise of warrants on various dates in 2006	-	-	-	1,458,144

Common stock issued for consulting services in 2006	-	-	-	51,000

Conversion of preferred stock into common stock on various dates in 2006	-	-	-	-

			Deficit
	Common	Accumulated	Accumulated	Total
	Stock	Other	During the	Stockholders'
	Subscriptions	Comprehensive	Development	Equity
	Receivable	Income (Loss)	Stage	(Deficit)

Common stock issued at $0.75 per share in 2006	-	-	-	6,257,149

Common stock issued at $0.729 per share in 2006	-	-	-	979,505

Fair value of unvested stock options upon adoption of SFAS 123 R	-	-	-	-

Amortization of unearned compensation	-	-	-	250,890

Fair Value of Stock Options Issued in 2006	-	-	-	1,476,684

Balance at December 31, 2006	$-	$(4,381)	$(33,086,440)	$6,867,856

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows

			October 14, 2000
	Years Ended December 31,		(inception) through
	2006	2005	December 31, 2006
Cash flows from operating activities
Net loss	$(7,608,155)	$(6,852,165)	$(33,086,440)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	87,127	72,557	283,764
Amortization	-	-	7,786
Write off of patent	-	-	337,329
Write off of obsolete inventory	-	5,925	5,925
Loss(Gain) on sale/disposal of furniture & equipment	18,044	(11,054)	8,528
Non cash contributions	5,312	-	5,312
Common stock and warrants issued for consulting services	51,000	158,100	254,100
Amortization of unearned compensation	1,727,574	-	1,727,574
Changes in operating assets and liabilities:
Accounts receivable	(275)	2,644	(13,775)
Due from/(to) related parties	(13,604)	(17,774)	105,121
Other receivables	(613,286)	21,869	(732,587)
Inventory, prepaid expenses and other current assets	(74,347)	(104,865)	(479,876)
Accounts payable	(54,432)	14,578	549,892
Accrued expenses	124,194	(514,840)	386,667
Deferred grants	(286,137)	158,054	9,959
Deferred marketing program	(172,533)	407,033	234,500
Other current liabilities	6,562	(95,321)	(4,596)

			October 14, 2000
	Years Ended December 31,		(inception) through
	2006	2005	December 31, 2006
Cash flows from operating activities
Cash flows used in operating activities	(6,802,956)	(6,755,259)	(30,400,817)

Cash flows from investing activities
Restricted cash	(91,267)	(3,553,160)	(3,644,427)
Purchase of furniture and equipment	(137,752)	(7,096)	(528,881)
Proceeds from sale of furniture & equipment	1,250	11,900	13,150
Purchase of patent	-	-	(345,115)
Cash flows used in investing activities	(227,769)	(3,548,356)	(4,505,273)

Cash flows from financing activities
Net proceeds from issuance of preferred stock	-	-	5,478,764
Net proceeds from private placement	-	-	5,953,757
Net proceeds from issuance of common stock	8,694,798	10,570,002	26,550,493
(Repayments) / borrowings of bank debt	-	(22,104)	-
Cash flows provided by financing activities	8,694,798	10,547,898	37,983,014

Effect of exchange rate changes on cash	(11,294)	(3,682)	(11,294)

Net increase in cash	1,652,779	240,601	3,065,630

Cash at beginning of period	1,412,851	1,172,250	-

Cash at end of period	$3,065,630	$1,412,851	$3,065,630

Cash paid for interest	$8,223	$8,248	$113,171

Cash paid for income taxes	None	None	None

Non-cash transactions: Conversion of Bridge loan to common stock at 9/30/2003, $2,322,500.
Conversion of preferred to common stock at various dates during 2006, $1,550,000.

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

1. The Company and Basis of Presentation

The Company

O2Diesel Corporation (“O2Diesel” or the “Company”) is in the development stage and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations have continued to be focused on raising capital, performing research and development, and bringing its product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (AAE). On July 15, 2003, O2Diesel acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of its common stock. As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the cost of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

O2Diesel was reincorporated in the state of Delaware in a transaction that became effective on December 31, 2004.

Basis of presentation

The Company’s consolidated financial statements for the year ended December 31, 2006, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. At December 31, 2006, the Company had a working capital surplus of $6,637,669 and has accumulated losses of $33,086,440 however $3,644,427 of the working capital is restricted in use to operational costs associated with developing markets in Europe.

In December 2004, the Company was notified by the AMEX that it was not in compliance with the Exchange’s listing standards. Specifically, because of continuing losses and the fact that our shareholders’ equity had fallen below $2.0 million, we had failed to meet the required listing standards.

In accordance with the procedures of the Exchange, we filed a plan (“Plan”) with it to demonstrate the steps we shall take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our Plan, and that we would be given until June 2006 in which to regain compliance with the Exchange’s listing standards. During this period, we were subject to periodic reviews by the AMEX to confirm that we were meeting the goals set forth in our Plan. As of June 2006, our shareholders’ equity was required to be $6.0 million or more in order for us to be in compliance with the Exchange’s listing rules. To achieve that level of stockholder’s equity, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December 2005, the Company determined that it could not meet certain conditions of the plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

In the amended plan developed by the Company, management indicated that if it were to be successful in raising $7.0 million prior to June, 2006 and an additional $3.5 million in equity in the second half of 2006, it would have sufficient cash to execute its business plan through December 31, 2006, and to be in compliance with the listing standards of the AMEX by June 2006.

As described later in this section, the Company collected $592,692 (after expenses) and $865,452 (net of expenses) in two warrant exercises and closed three private placements totaling $7.5 million as part of this effort. The consolidated financial statements in this report do not include any adjustments to reflect other anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

If the Company were to fail to return to full compliance with the Exchange’s listing standards, the AMEX would likely initiate procedures to de-list its common stock. If the Company’s common stock were to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock. On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements.

At December 31, 2006, the Company was in compliance with AMEX listing requirements. The Company believes that it will not be able to meet the AMEX listing requirements for equity as of the end of the first quarter of 2007. However, as described in the Subsequent Events section (Note 11 to the Financial Statements), the Company has entered into a common stock purchase agreement to raise up to $10 million in new equity in 2007, which we believe will enable us to meet or exceed these requirements, once the registration statement for such shares is effective.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all affiliated subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of December 31, 2006, cash deposits exceeded federally insured limits which are generally $100,000 per financial institution.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Restricted Cash

On December 16, 2005, the Company completed a private placement of its common stock, whereby it received approximately $3.6 million which is restricted to operational costs associated with developing markets in Europe. Prior to 2005, restricted cash consisted of cash held in the Company’s bank account pursuant to the provisions set forth in documents to the acquisition of AAE on July 15, 2003. The restricted funds associated with the acquisition of AAE were released in equal amounts on October 15, 2003, and January 15, 2004.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, due to/from related parties, other receivables, accounts payable, accrued expenses, deferred marketing program accruals, and deferred grants approximate fair value because of their short-term nature.

Concentration of Credit Risk and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company does not require collateral and it does not charge finance fees on outstanding trade receivables. The allowance is determined by analyzing historical data and trends, as well as specific customers’ financial condition. Past-due or delinquency status is based upon the credit terms of that specific customer from the date of delivery. Charges for doubtful accounts are recorded in selling and marketing expenses. Trade accounts receivables are written off to the allowance for doubtful accounts when collection appears unlikely.

Inventories

Inventories, consisting of fuel additive held at third party locations, are stated at the lower of cost as determined using the first in, first out (FIFO) method, or market value.

Furniture and Equipment and Depreciation

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of fixed assets are as follows:

Office furniture and equipment	3 to 5 years
Fuel and test equipment	5 years

Depreciation expense recorded in the accompanying Consolidated Statements of Operations was $87,127, $72,557 and $283,764 for the years ending December 31, 2006, and 2005, and the period October 14, 2000 (inception) through December 31, 2006.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
Accounting for Impairment of Long-Lived Assets

The carrying value of intangible assets and other long-lived assets are reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Revenue Recognition

The Company sells its product directly to its customers and revenue is recognized and recorded upon the passage of title of the product to the customer and following confirmation that the customer is utilizing the final blended fuel.

The Company has developed the CityHome™ program to serve as an element of its sales/marketing and product demonstration strategy. This program involves the sale of our additive, the receipt of sponsorship fees and the potential sale of advertising space. Sponsorship fees will become additional revenue for us and will be recognized as such when a sponsorship agreement is signed and the fees have been invoiced and payment is assured. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our statement of operations. With regard to the advertising space, since the CityHome™ program is still in its beginning phase and since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of receipt. We are recognizing the value associated with the advertising space when we enter into a contract arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

The Company has supported certain fleet equipment conversion costs in these CityHome™ initiatives and has also been required to bear the incremental costs of the blended fuel, where it is experienced. Whenever the expected costs of the program are determined to be in excess of the contracted sponsorship fees and related fuel additive revenue, the Company records the loss for the contract as an expense and a deferred liability to be amortized over the life of the contract. As of December 31, 2006, costs remaining to be amortized for CityHome™ programs were recorded on the balance sheet as Deferred Marketing Program in the amount of $234,500. The Company recorded $251,762, $869,974 and $1,121,736 in costs for the CityHome™ initiatives in excess of sponsorship fees during the years ended December 31, 2006, December 31, 2005 and the period October 14, 2000 (inception) through December 31, 2006, respectively.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of goods sold in the consolidated statements of operations. Shipping and handling costs for the years ended December 31, 2006, and 2005, and the period October 14, 2000, (inception) through December 31, 2006, were $14,600, $10,653 and $51,692, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Product Test and Demonstration Appropriations

The Company receives appropriations from governmental agencies to fund certain of its research and development efforts. The Company evaluates the conditions of each appropriation and either increases revenue, decreases expenses or reduces the cost of fixed assets depending upon the attributes of the underlying grant. Appropriations are not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and that the grant will be received.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $0, $0 and $450,000 for the years ending December 31, 2006, and 2005, and the period October 14, 2000 (inception) through December 31, 2006, respectively.

Net Loss Per Common Share (Basic and Diluted)

Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share gives effect to all dilutive potential common shares outstanding during the period using the if-converted method. Diluted net loss per share excludes all potential dilutive common shares if their effect is anti-dilutive. The weighted average number of shares used to compute basic and diluted loss per common share is the same since the effect of the dilutive securities is anti-dilutive.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after December 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. As a result, the Company's net loss before taxes is $1,727,574 for the year ended December 31, 2006 and for the period October 14, 2000 (inception) through December 31, 2006 higher than if it had continued to account for share-based compensation under Accounting Principles Board (“APB”) opinion No. 25.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Prior to January 1, 2006, the Company's share-based employee compensation plan was accounted for under the recognition and measurement provisions of APB 25 and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock -Based Compensation”, (SFAS 123). The Company did not recognize stock-based compensation cost in its statement of operations for periods prior to December 31, 2005 as all options granted had an exercise price equal to or higher than the market value of the underlying common stock on the date of grant. However, compensation expense was recognized under APB Opinion 25 for certain options granted to non-employees of the Company based upon the intrinsic value.

The Company implemented a Stock Incentive Plan (the “Incentive Plan”) in 2004 for which the Board of Directors has authorized 7,212,957 shares of common stock to be reserved for future issuance under the Plan. At December 31, 2005, the Company had committed to award 7,750,000 options to purchase common stock to certain officers, employees and directors, of which 5,950,000 options had been approved and granted by the Board of Directors. As of June 30, 2006, one employee who had been promised (but not granted) 600,000 options left the employment of the Company and forfeited the promised options. Four other employees received new promises for 350,000 options, resulting in net commitments from the Company of 7,500,000 options to purchase common stock. The Company obtained approval from the shareholders at the annual meeting on July 6, 2006 to increase the number of common shares available for issuance under the Incentive Plan in order to effectuate the grant of the remaining stock options promised to plan participants. Subsequent to this approval, the Board of Directors granted the promised 350,000 options and an additional 1,200,000 options to six other employees and consultants and one director. During August, 2006, one employee who had been granted 100,000 options left the employment of the Company and forfeited them under the terms of the Incentive Plan. In November 2006, one employee was granted an additional 100,000 options.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Stock options generally vest over three years and will expire 10 years from the effective date. However, the Company has the latitude under the Incentive Plan to issue options at various stages of vesting. Once these options are granted by the Board of Directors under the provisions of the plan, the Company will record a compensation charge for the difference between the fair value of the common stock and the exercise price of the options on the date of issuance if the fair value of the common stock exceeds the exercise price of the option on that date.

Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”) required pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used with this model for 2006 were an expected life of three years, a zero dividend yield, volatility ranging from 72% to 209% (depending on date of grant), and risk free interest rates ranging from 4.64% to 5.09% (depending on date of grant). The assumptions used with this model for 2005 were an expected life of 3 years, a zero dividend yield, volatility ranging from 59% to 120% (depending on date of grant), and risk free interest rates ranging from 3.39% to 3.96% (depending on date of grant).

For purposes of pro forma disclosures, the estimated fair value of the options is to be amortized over the option’s vesting period. If compensation costs had been determined in 2005 based on the fair value at the grant date for awards under this plan consistent with the method of SFAS No. 123, the impact on the Company’s financial results for the year ended December 31, 2005 would have been to record additional compensation cost, thereby increasing net loss allocable to common stockholders by $767,285 in 2005. This would have increased the loss per common share allocable to common stockholders for the year ended December 31, 2005 by less than $.02 per common share. The following table displays the pro forma results of recognizing this compensation expense.

Year Ended December 31, 2005
Net Loss Allocable to Common Stockholders	$(7,471,037)

Additional Compensation Expense	$(767,285)

Pro Forma Net Loss Allocable to Common Stockholders	$(8,238,322)

Pro Forma Net Loss Per Common Share (basic and diluted)	$(0.24)

Income taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS 109, deferred tax assets or liabilities are computed based upon the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expense or benefits are based on the changes in the asset or liability from period to period. If available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

In June, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarified the accounting for uncertainty in income taxes recognized in accordance with SFAS 109. Specifically, FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods of income taxes, as well as the required disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating what effects the adoption of FIN 48 will have on the Company’s consolidated financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Foreign Subsidiaries

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency. For these foreign subsidiaries, the assets and liabilities have been translated using the current exchange rates, and the income and expenses have been translated using the weighted average of historical exchange rates during the reporting period. The adjustments resulting from translation have been recorded separately in shareholders’ (deficit) equity as “other comprehensive income (loss)” and are not included in determining the consolidated net loss. As of December 31, 2006, other comprehensive income (loss) included ($10,392) of cumulative loss from foreign currency translation.

The Company began operations in Brazil in March 2004 by establishing a 75% owned subsidiary. The Brazilian subsidiary recognized $0, $5,195 and $7,682 in revenue during the years ended December 31, 2006 and 2005, and the period March 2004 (inception) through December 31, 2006, respectively, and had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $68,245 at December 31, 2006. Transactions in Brazil are denominated in and the functional currency is the Brazilian Real. At December 31, 2006, the Brazilian operations had aggregate losses of $1,661,638. The minority stockholder’s portion of aggregate losses is not recorded in the consolidated balance sheet since reimbursement of this amount from the minority stockholders is not assured.

The Company began operations in Spain in April of 2006 by establishing a 100% subsidiary. The Spanish subsidiary did not recognize any revenue for the year ended December 31, 2006 and had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $56,311 at December 31, 2006. Transactions in Spain are denominated in and the functional currency is the Euro. At December 31, 2006, the Spanish operations had aggregate losses of $577,377.

On December 31, 2004, the Company ceased operations at two of its wholly-owned subsidiaries in the United Kingdom. In connection with the cessation, the Company recorded an exchange gain in the 2004 consolidated statement of operations of $94,396 to recognize cumulative translation gains previously recorded in other comprehensive income (loss). The subsidiaries were primarily holding companies and had no assets or liabilities as of December 31, 2004. For the years ended December 31, 2006 and December 31, 2005, these subsidiaries incurred no activity and therefore had no profit or loss.

Segment Reporting

The Company is a development stage company and has not made sales of its products in commercial volumes. Management believes that the Company currently operates and manages the business as one business segment.

Impairment of Intellectual Property Rights

Prior to the fourth quarter of 2002, the Company was pursuing the marketability of a technology it had acquired for $424,659. In December 2002, the Company determined that the related product was no longer commercially viable and would no longer be pursued. As a result of this decision, it was determined that the asset would not be recoverable as there was no alternative market for the technology. Accordingly, the net book value of $345,115 was charged to general and administrative expenses during 2002.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

3. Government Appropriations

Appropriation from the U.S. Department of Energy (1)

In 2002, the Company received an appropriation of $1,107,734 from the U.S. Department of Energy (“DOE”) to test the Company’s fuel additive as well as its blended fuel, O2Diesel™. The appropriation was increased to $2,039,650 as of September 15, 2004. This appropriation is managed for the DOE by the National Renewable Energy Laboratory (“NREL”) under a contract which, as amended, continues until June 30, 2007. Under the terms of the contract, the Company is reimbursed by NREL for 80% of the costs incurred to complete the Statement of Work as set forth in the contract. The Company charges all expenses as incurred to operations and accrues all amounts receivable under the contract as a reduction to contract expenses when the Company is reasonably certain all conditions of the reimbursement are satisfied. As of December 31, 2006, the Company had incurred cumulative costs of $1,956,445 towards completion of the contract, leaving a balance of $83,205 in costs to complete the contract. From the inception of the contract in December 2002 through December 31, 2006, the Company billed NREL $1,565,156 of which $110,190 is included in other receivables as of December 31, 2006.

Appropriation from the U.S. Department of Energy (2)

In 2003, the Company received an appropriation of $1,123,834 to test the Company’s fuel additive under the CARB Diesel Emissions Control Strategy (DECS) verification rules. The Company is eligible to receive reimbursements of 80% of costs incurred under a contract up to the appropriation amount, or $899,067. This appropriation is managed for the DOE by NREL, the National Renewable Energy Laboratory, which contracted with the Company in the third quarter of 2006. As of December 31, 2006, the Company had incurred cumulative costs of $430,972 towards completion of the contract, leaving a balance of $692,862. From the inception of the contract in August 2006 through December 31, 2006 the Company billed NREL $344,777 of which $344,777 is included in other receivables as of December 31, 2006.

Appropriation from the U.S. Department of Energy (3)

During 2004 and 2005, the Company received $1,000,000 in available appropriations for the purpose of continued testing and verification of our fuel additive. The Company is currently reviewing several possible test projects and expects to enter into a contract eligible for approximately 80% reimbursement by the second or third quarter of 2007.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Appropriation from the U.S. Department of Defense (1):

In 2003, the Company received an appropriation of $1,000,000 from the U.S. Department of Defense to test O2Diesel™ fuel in non-strategic military vehicles operated by the U.S. Air Force at Nellis Air Force Base in Las Vegas, Nevada. Under the terms of this Appropriation, a third party is to be paid $200,000 to administer this program on behalf of the Department of Defense. The remaining $800,000 is to be used to fund purchases of O2Diesel™ fuel, certain capital equipment and to reimburse the Company for its labor, overhead and out-of-pocket costs required to complete this project. This contract contains a payment schedule based on meeting performance milestones. Thus, upon achieving a milestone, the Company accrues the amount due and submits an invoice for reimbursement. All amounts are expensed as incurred, and all amounts receivable for work completed are treated as a reduction to expense over the period earned. The period of performance for this program ran from October 7, 2003 to December 31, 2004. Through December 31, 2004, the Company had achieved five milestones and, since inception, has billed $360,000 related to this appropriation, of which $160,000 was billed in January, 2005. By its terms, this contract expired on December 31, 2004 and was not extended. No activity under this appropriation has taken place subsequent to March 31, 2005. The work required to achieve the milestones not completed as of December 31, 2004, has been included as part of the Statement of Work for Appropriation (2) from the U.S. Department of Defense as is permitted under that contract. However, the funds from Appropriation (1) cannot be applied to Appropriation (2). Through December 31, 2005, the Company has received cash in excess of costs incurred of $296,097 and has recorded Deferred Grants at December 31, 2005 in the Consolidated Balance Sheet. All amounts billed had been received as of December 31, 2005. No additional reimbursements are expected from this appropriation. During the fourth quarter of 2006 the Company was notified from the subcontractor that the contract was officially closed and O2Diesel has no further requirements. Based on this information, the Company applied the previously recorded liability of $296,097 for this contract as an offset to 2006 grant expenses for the year ended December 31, 2006.

Appropriation from the U.S. Department of Defense (2):

On January 11, 2005, the Company entered into a contract with a value of $1,085,000 with the U.S. Department of Defense. Under this contract, the Company’s O2Diesel™ fuel is to be tested in a maximum of forty (40) non-tactical vehicles at US Air Force bases in Nevada for an 18 month period. Furthermore, the Company is to complete certain engine testing and other work required for the acceptance of O2Diesel™ as a viable alternative fuel for use by the Air Force. Work on this contract commenced on November 1, 2004 and continued through November 30, 2006. Notwithstanding that the agreement for this contract was signed in January 2005, the Company was asked to begin work in 2004 and, by a letter from Innovative Technologies Corporation (ITC), was authorized to incur costs in an amount not to exceed $75,000. This is a time and materials contract that is administered for the U.S. Department of Defense by a third party contractor. The Company charges all costs as incurred to expense and accrues all amounts receivable under the contract as a reduction to contract expenses. The contract amount was amended in May 2006 to $1,012,564. As of December 31, 2006, costs totaling $1,011,215 had been incurred and billed, leaving a remaining contract balance of $1,349. As of December 31, 2006, $17,498 remains as a receivable. No further expenses will be incurred under the contract, which is expected to be formally closed out in 2007.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Appropriation from the U.S. Department of Defense (3):

The Company received an appropriation during 2005 of approximately $910,000 from the Department of Defense. Concurrent Technologies Corporation (CTC) manages this appropriation on behalf of the Department of Defense. This contract contains a payment schedule based on meeting performance milestones. Four milestones were achieved during 2006 which resulted in issuing $530,000 of invoices during 2006. The primary objective of this contract is to create potential fuels using the Company additive that contains no more than 80% petroleum. If this project is successful, an application will be made to DOE for “alternative fuel” status, creating an incentive for federal customers to use the fuel. Part of this research entails conducting demonstrations in various climates at three Air Force bases, including Nellis Air Force Base (expanded fleet) in Nevada. The other bases will be selected during 2007 and field demonstrations will commence by the end of the year. As of December 31, 2006, $520,041 in expenses has been incurred, leaving an available balance of $389,959. Of the $530,000 invoiced, $75,000 remains as a receivable at December 31, 2006. In addition the Company has issued billings in excess of costs of $9,959 and has recorded Deferred Grants at December 31, 2006 in the Consolidated Balance Sheet.

Appropriation from the U.S. Department of Defense (4):

In 2005, the Company received an appropriation of approximately $1,100,000 for continued testing and verification of O2Diesel™. The Company expects to enter into a contract for this work during the first quarter of 2007. The Company can receive reimbursement from this appropriation of up to the entire $1,100,000.

Appropriation from the U.S. Department of Defense (5):

In 2006, the Company received an appropriation of approximately $1,000,000 for continued testing and verification of O2 Diesel. The company expects to enter into a contract for this work during the second quarter of 2007. The company can receive reimbursement from this appropriation of up to the entire $1,000,000.

4. Other Receivables

Other Receivables consisted of the following at December 31, 2006

ITC Appropriation	$17,498
NREL Appropriation	454,967
CTC Appropriation	75,000
EPIC & Prime Bio (City Home Sponsorship)	9,000
Due from ProEco	150,000
Reimbursement of expenses and services performed	26,122

$732,587

5. Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2006

Legal and professional	$126,208
Investor Relations	120,000
Other	140,459

$386,667

* Note; Within Investor Relations, the Company recorded an accrual for an investor relations outsourcing contract ($120,000).

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

6. Deferred Financing and Business Acquisition Costs

During 2003, management began the process to list its common stock on the Alternative Investment Market (AIM) in London, England. All legal, accounting, and other related costs incurred in connection with the AIM listing were capitalized as deferred financing costs. In December 2003, management determined that the Company would terminate its plan to seek an AIM listing. Accordingly, deferred financing costs of $517,000, were charged to expense for the year ended December 31, 2003.

The Company records the cost of equity financings as a reduction of the associated proceeds.

7. Income Taxes

No provision for Federal and state income taxes has been recorded during the periods presented due to the Company’s significant operating losses in each year. The income tax benefit reflected in the accompanying consolidated statement of operations is the benefit recognized in Ireland for the periods presented.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. Significant components of the Company’s deferred tax asset as of December 31, 2006 are as follows:

Net operating loss carryforwards		$9,008,250
Deferred revenue		397,000
Accrued expenses		148,000

Total deferred tax assets		9,553,250
Valuation allowance		(9,553,250)

Net deferred tax assets	$

Management has determined that a valuation allowance equal to 100% of the existing deferred tax assets is appropriate given the uncertainty regarding the ultimate realization of these assets. At December 31, 2006, the Company had Federal and state net operating loss carryforwards of approximately $21.5 million for income tax purposes. If not used, these carryforwards begin to expire in 2021 for Federal and state tax purposes. Federal tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation would reduce the amount of the benefits that would be available to offset future taxable income each year, starting with the year of ownership change. As a result, certain amounts of the net operating loss carryforwards may expire without being utilized. As of December 31, 2006, the Company had an Irish net operating loss carryforward of approximately $640,000 which can be carried forward indefinitely, cumulative Spanish losses of approximately $575,000 and a Brazilian net operating loss of approximately $1,425,000 that may be carried forward indefinitely, but which is subject to annual usage limitations.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

8. Stockholders’ Equity

Recapitalization

On July 15, 2003, O2Diesel Corporation and AAE Technologies International Plc (AAE) entered into a merger transaction whereby O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for the issuance of 17,847,039 shares of common stock of O2Diesel. Although O2Diesel was the legal acquirer, AAE was deemed to be the accounting acquirer. The transaction was accounted for as an AAE capital transaction, accompanied by a recapitalization.

As a result of the transaction, the historical financial statements of AAE are deemed to be those of the Company for financial reporting purposes. The equity accounts of AAE have been adjusted for the recapitalization to reflect the equity structure of O2Diesel, the legal acquirer. Specifically, the historical stockholders’ equity of AAE prior to the transaction has been affected for the equivalent number of shares of O2Diesel common stock received in the transaction, with an offset to paid-in capital; the accumulated deficit of AAE was carried forward after the transaction; and the loss per share for all periods prior to the transaction was restated to reflect the number of equivalent common shares received by AAE in the transaction.

Issuances of Common Stock

In connection with the merger between O2Diesel and AAE in July 2003, the Company completed a private placement of 3,333,333 shares of common stock at $1.50 per share. The private placement was partially effectuated through the issuance of a $4 million convertible note that was convertible into the Company’s common stock at $1.50 per share. In October 2003, the Company repaid $1,677,500 of the note and the $2,322,500 balance was converted into 1,548,333 shares of common stock. The remaining 1,785,000 shares of common stock issuable under the private placement were issued to other parties in exchange for cash proceeds of $2,677,500. The expenses associated with the merger and subsequent issuances of shares were $795,650 and have been reflected as a reduction of paid-in capital.

During the second half of 2003, the Company received subscriptions for the issuance of 754,900 additional shares of common stock in conjunction with a follow-on private placement. The Company received $952,350 in gross proceeds related to the subscriptions for 634,900 shares and recorded a subscription receivable of $180,000 related to the subscriptions for the remaining 120,000 shares. In the first quarter of 2004, the Company received subscriptions for the issuance of 390,884 additional shares of common stock pursuant to the follow-on private placement. The Company received $386,325 in gross proceeds related to the subscriptions for the 390,884 shares, and it collected gross proceeds of $150,000 for subscriptions that it received in calendar year 2003. A subscription receivable of $230,001 was recorded as of March 31, 2004 to reflect advances of $30,000 for subscriptions received in calendar year 2003 and $200,001 for subscriptions received in the first quarter of 2004. In the second quarter of 2004, the Company received gross proceeds of $50,001 related to subscriptions received in the first quarter of 2004, and cancelled and reversed the remaining balance of $180,000 in the subscription receivable account as of June 30, 2004. In total, the Company received $1,535,877 and issued 1,025,784 shares of common stock pursuant to the follow-on private placement.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

$2.0 and $3.0 Million Private Placements

In January 2005, the Company retained a third party to raise, in a series of two private placements of the Company’s common stock, $5.0 million at a price of $0.70 per share. This offering price per share represented a discount from the market value of our common stock of approximately ten-percent (10%). The first private placement was for just under $2.0 million (“$2.0 million Private Placement”) and the second private placement was for just over $3.0 million (“$3.0 million Private Placement”, and together with the $2.0 million Private Placement, the “Private Placements”). As part of this transaction, the Company was obligated to comply with certain conditions in connection with the $2.0 million Private Placement and was also obligated to satisfy still other conditions applicable to the $3.0 million Private Placement. Further, the AMEX requires that shareholder approval be obtained by the Company for the sale of common stock in a transaction if the price of the shares to be sold is less than the greater of book or market value, and the number of shares equal 20% or more of the presently outstanding common stock. In order to comply with this requirement, the Company was required to seek shareholder approval for the $3.0 million Private Placement. No shareholder approval was required for the shares issued in conjunction with the $2.0 million Private Placement.

Pursuant to the $2.0 million Private Placement, the Company received qualified subscriptions for 2,803,428 shares of its common stock and total proceeds of $1,962,400 before payment of an 8% commission and other expenses. The parties subscribing to these shares agreed to waive certain of the conditions to permit the transaction to be closed as to their respective subscriptions. An initial closing for the $2.0 million Private Placement was held on March 17, 2005 for 1,915,143 shares. A final closing for the remaining 888,285 shares was held on May 20, 2005.

On June 10, 2005, an initial closing was held for the $3.0 million Private Placement covering 4,583,973 shares of common stock, for total proceeds of $3,208,781, before payment of an 8% commission and other expenses. In addition, the Company received additional subscriptions for 128,580 shares of its common stock and cash of $90,006, before payment of an 8% commission. As part of the terms for the $3.0 million Private Placement, the Company was required to satisfy two conditions in order to close the transaction. As indicated above, the first condition required that shareholder approval be obtained to issue the shares, and this was approved by the Company’s shareholders at its annual shareholder meeting held on May 31, 2005. Pursuant to the second condition, the Company was required to expand its senior management team, and it did so by creating the position of Chief Operating Officer and President. The Board of Directors (the “Board”) confirmed that both of these conditions had been satisfied as of May 31, 2005. On August 9, 2005, the Company received the final $89,874 (after expense) for the $3.0 million Private Placement, and these transactions are now closed.

In total, the Company received $4,833,192 (after expenses) from the $2.0 million and $3.0 million Private Placements and it issued 7,535,981 shares of its common stock.

Subscribers to both of the Private Placements received one warrant to purchase one additional share of common stock for each two shares of common stock purchased. The warrant expires twenty-four months following the closing of the $2.0 million Private Placement and the $3.0 million Private Placement, respectively. Each warrant is exercisable at a price of $0.70 per share during the first twelve months following the close of each Private Placement, or at an exercise price of $1.05 per share in the second twelve months following the close of each Private Placement. The total number of warrants issued was 3,757,990.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

$2.3 Million Private Placement

On September 20, 2005, the Company entered into a Common Stock and Warrant Purchase Agreement (“$2.3 million Purchase Agreement”) with a European investor (the “Purchaser”) for 3,228,070 shares of common stock at a purchase price of $0.7125 per share in a private placement for total proceeds of $2,300,000 (the “$2.3 million Private Placement”). As a condition of enforceability of the Purchase Agreement against the Company, the Purchaser was required to fund the purchase price in an escrow account, which funds were received on September 28, 2005.

As part of this sale, the Company also issued warrants to purchase 1,614,035 shares of common stock at an exercise price of $1.425 per share during the period of six months to forty-two months subsequent to issuance or at a cashless exercise if a registration statement is not effective within one year of issuance. The warrants expire forty-two months after the date of issuance.

As part of the transaction, the Company agreed to sell up to an additional $700,000 of its common stock with detachable warrants to the Purchaser at a purchase price of $0.7125 per share, or 982,456 shares. This offer expired unexercised on March 20, 2006.

The Company agreed to issue warrants to purchase 1,614,035 shares of common stock at an exercise price of $0.7125 per share to its advisor in connection with this transaction. The warrants expire forty-two months after the date of issuance.

The transaction closed and the warrants were issued on October 24, 2005 and the funds were released from the escrow account on October 26, 2005. In addition, in connection with this transaction, the Company entered into an investor relations contract that awarded 100,000 shares of restricted common stock which vests over a one year period ended September 20, 2006. As of December 31, 2006, the restrictions on all 100,000 shares issuable under this contract have lapsed and such shares were earned and able to be sold.

$3.6 Million Private Placement

On October 28, 2005, the Company entered into an agreement with a European producer of bioethanol to provide funding and commercial support to develop the European market for the Company’s products. The parties entered into a Common Stock and Warrant Purchase Agreement for 6,419,840 shares of the Company’s common stock in a private placement, for total proceeds of 3,000,000€, or approximately $3.6 million at the then current exchange rates. The Company agreed to use these funds exclusively for the development of the European market. The parties also entered into a Commercial Agreement, in which the investor and the Company will jointly develop the market for the Company’s products in Europe during a five year period. As part of the Commercial Agreement, the investor will be the exclusive supplier of the ethanol to be used in the blending of the Company’s product within the territory.

As part of the transaction, the Company issued warrants to purchase 2,853,262 shares of common stock at an exercise price of $0.85 per share during the period six to forty two months subsequent to the date of issuance or at an exercise price of $1.13 per share during the period forty three to sixty six months after the date of issuance. The warrants expire sixty six months after the date of issuance.

The transaction closed and the funds were received on December 16, 2005.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Issuances of Preferred Stock

In March 2004, the Company approved the designation of two new series of preferred shares. The new preferred shares, which consist of one million five hundred and fifty thousand (1,550,000) shares of Preferred Stock, are Series A and B 0% Convertible Preferred Stock, par value $.0001 (the “Series A Preferred Stock” and “Series B Preferred Stock”). Subsequent to approving the new Series A and Series B Preferred Stock, the Company immediately completed a transaction with a publicly traded investment trust on the London Stock Exchange in which it received approximately $2.8 million, net of all expenses, in exchange for all of the 800,000 shares of its Series A Preferred Stock. Effective March 29, 2004, the Company completed a second transaction with another publicly traded investment trust on the London Stock Exchange in which it received approximately $2.1 million in May 2004, net of all expenses, in exchange for 600,000 shares of its Series B Preferred Stock. As part of the Series B transaction, the remaining 150,000 shares of Series B Preferred Stock were released from escrow to the same publicly traded investment trust, for which the Company received approximately $536,000, net of all expenses.

  The Series A and B Preferred Stock do not pay dividends and shall have no voting power, except as may be provided by state law. The stated value of both the Series A and B Preferred Stock is $10.00 per share (“Stated Value”), and the liquidation preference with respect to a share of the Series A and B Preferred Stock shall be its Stated Value. The Series A and B Preferred Stock shall, as to redemptions and distribution of assets, dissolution, or winding up of the Company, rank (i) prior to any class of the Company’s common stock, (ii) prior to any class or series of capital stock hereafter created that, by its terms, ranks junior to the Series A and B preferred Stock, (iii) junior to any class or series of capital stock of the Company hereafter created which by its terms ranks senior to the Series A and B preferred stock. The Series A and B Preferred Stock shall rank pari passu as to one another.

The Series A and B Preferred Stock may be converted at the option of the holder at any time following two years from the Closing dates for the purchases of the preferred shares, which were March 3, 2004 and March 29, 2004, respectively. Except as specified in the Certificates of Designation, neither the holders of the Series A and Series B Preferred Stock nor the Company may demand that the preferred shares be redeemed. In the event that the Company engages in a transaction or a series of transactions that cause it to consolidate or merge with or into another entity, or permit any other entity to consolidate or merge with or into it, or undergo a change in control, the Company may demand that the holders convert all shares of the Series A and B Preferred Stock into shares of the Company’s common stock. If the holders do not comply with such demand, the Company may redeem all shares of the Series A and B Preferred Stock at the Stated Value of each.

Each share of Series A Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $4.00 as adjusted (the “Series A Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-five percent (25.0%) of the Series A Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series A Preferred Stock will never receive more than 8,000,000 or less than 2,000,000 shares of the Company’s common stock upon conversion of the Series A Preferred Stock.

Each share of Series B Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $3.65 as adjusted (the “Series B Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-seven and four tenths percent (27.4%) of the Series B Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series B Preferred Stock will never receive more than 7,500,000 or less than 2,054,795 shares of the Company’s common stock upon conversion of the Series B Preferred Stock.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

The purchaser of the Series A Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series A Fixed Conversion Price.

The purchaser of the Series B Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series B Fixed Conversion Price.

The Company determined that the intrinsic value of the beneficial conversion features embedded in the Series A and Series B Preferred Stock exceeded the proceeds from these Preferred Stock issuances. The Company accretes the value of the beneficial conversion feature through equity and records a deemed dividend to preferred stockholders. The Company recorded a deemed dividend to preferred shareholders of $5,581,133, $618,872 and $6,200,005 in the consolidated statements of operations for the years ending December 31, 2006, December 31, 2005 and the period October 14, 2000 (inception) through December 31, 2006, respectively. The amount recorded for the year ended December 31, 2006 reflected that in April 2006, the holders of both the Series A and Series B Convertible Preferred Stock exercised all of their conversion rights and converted 1,550,000 shares of Convertible Preferred Stock into 15,500,000 shares of common stock.

 $4.0 and $2.5 Million Private Placements

On April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (“$4.0 million Purchase Agreement”) with a UK investor (the “Investor”) for 5,333,333 shares of common stock at a purchase price of $0.75 per share in a private placement for total proceeds of $4,000,000 (the “$4.0 million Private Placement”). As part of this sale, the Company also issued warrants to purchase 2,666,667 shares of common stock at an exercise price of $0.825 per share during the period of six months to forty-two months subsequent to issuance. The warrants expire forty-two months after the date of issuance. The Investor's obligation to purchase the shares was subject to the Company satisfying certain additional conditions.

Also on April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (“$2.5 million Purchase Agreement”) with a different European investor (the “2 nd Investor”) for 3,333,333 shares of common stock at a purchase price of $0.75 per share in a private placement for total proceeds of $2,500,000 (the “$2.5 million Private Placement”) before payment of a 9% commission and other expenses. As part of this sale, the Company also issued warrants to purchase 1,666,667 shares of common stock at an exercise price of $0.825 per share during the period of six months to forty-two months subsequent to issuance. The warrants expire forty-two months after the date of issuance. The 2 nd Investor's obligation to purchase the shares was subject to the Company satisfying certain additional conditions.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

The purchase price of both transactions represented a discount of approximately 10% in comparison to the prevailing market price of the Company's common stock during the period of negotiations for these private placements.

Subsequent to entering into these agreements, the Company entered into an identical amendment to each agreement which (i) modified the amount of liquidated damages to a maximum of 8% of the purchase price and (ii) added that shareholder approval will be obtained prior to the Company issuing the shares of common stock issuable upon exercise of the warrants. There were no other changes to either agreement. Both transactions closed on April 27, 2006.

AMEX requires that shareholder approval be obtained by the Company for the sale of common stock in a transaction if the price of the shares to be sold is less than the greater of book or market value, and the number of shares equal twenty-percent (20%) or more of the presently outstanding common stock. In order to comply with this requirement, the Company was required to obtain shareholder approval for the $4.0 and the $2.5 million Private Placements. Shareholder approval was obtained at the Company's annual shareholder meeting on July 6, 2006.

$1.0 Million Private Placement

On September 15, 2006, the Company entered into an agreement with an Asian supplier of alternative fuels and its wholly owned subsidiary to provide funding and commercial support to develop a market in certain countries in South Asia and Asia Pacific for the Company's products.

The parties entered into a Common Stock and Warrant Purchase Agreement ("$1.0 million Purchase Agreement") for 1,371,742 shares of the Company's common stock at a purchase price of $0.729 per share in a private placement for total proceeds of $1,000,000. As a condition of enforceability of the Agreement against the Company, the Asian supplier was required to fund the purchase price in an escrow account, which funds were received and deposited into escrow on October 19, 2006.

As part of the sale, the Company issued warrants to purchase 685,871 shares of common stock at an exercise price of $0.972 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance. The Asian supplier's obligation to purchase the shares is subject to the Company satisfying certain additional conditions.

The parties also entered into a Supply and Distribution Agreement (the “Supply Agreement”), in which the parties will jointly develop the market for O2Diesel™ in South Asia and Asia Pacific during a five year period. As part of the Supply Agreement, the Asian supplier will be the exclusive distributor of O2Diesel™ within the territory.

As part of the transaction, upon certain purchases of O2Diesel™, the Company has agreed to sell up to an additional $250,000 of its common stock to the Asian supplier at a purchase price of $0.729 per share for 342,936 shares and to issue warrants to purchase up to 685,871 shares of common stock at an exercise price of $1.1664 per share. These warrants expire sixty-six months after the date of issuance.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

The purchase price of this transaction represented a discount of approximately 25% in comparison to the prevailing market price of the Company's common stock during the period of negotiations for this private placement.

On November 9, 2006, the Company entered into Amendment No. 1 to the $1.0 million Purchase Agreement with the Asian supplier. The amendment corrected the minimum purchase amount of additive for the purchase of additional shares by the Asian supplier. There were no other changes to the $1.0 million Purchase Agreement.

The common stock and the warrants were issued to the accredited investor in a transaction that is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated under the Securities Act.

The transaction closed and the funds were received on November 22, 2006.

Options/Restricted Shares

The Company implemented a Stock Incentive Plan (the “Incentive Plan”) in 2004 for which the Board of Directors has authorized 7,212,957 shares of common stock to be reserved for future issuance under the Plan. At December 31, 2005, the Company had committed to award 7,750,000 options to purchase common stock to certain officers, employees and directors, of which 5,950,000 options had been approved and granted by the Board of Directors. As of June 30, 2006, one employee who had been promised (but not granted) 600,000 options left the employment of the Company and forfeited the promised options. Four other employees received new promises for 350,000 options, resulting in net commitments from the Company of 7,500,000 options to purchase common stock. The Company obtained approval from the shareholders at the annual meeting on July 6, 2006 to increase the number of common shares available for issuance under the Incentive Plan to 9,750,000 in order to effectuate the grant of the remaining stock options promised to plan participants. Subsequent to this approval, the Board of Directors granted the promised 350,000 options and an additional 1,200,000 options to six other employees and consultants and one director. During August 2006, one employee who had been granted 100,000 options left the employment of the Company and forfeited them under the terms of the Incentive Plan. In November, 2006, one employee was granted an additional 100,000 options.

As of December 31, 2006, the Company had granted options to the following groups:

Directors	3,000,000
Officers	3,150,000
Employees & Consultants	1,350,000
Total	7,500,000

The weighted average fair values of the options granted were $1.15, $0.21 and $0.42 during the years ended December 31, 2006 and 2005, and for the period October 14, 2000 (inception) through December 31, 2006, respectively. The expense related to the fair value of stock options issued during the year ended December 31, 2006 was $1,476,684. The total value of shares vested during the years ended December 31, 2006, 2005 and for the period October 14, 2000 (inception) through December 31, 2006 was $1,544,467, $727,530 and $2,271,997, respectively. As of December 31, 2006, the compensation cost related to non-vested awards amounted to $424,255 and is expected to be recognized over a weighted average period of 1.43 years.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

The following table shows the outstanding options granted under the 2004 Stock Incentive plan

			Weighted Ave
		Weighted Ave	Remaining
	Shares	Exercise Price	Contractual Term
Outstanding at January 1, 2005	500,000	$1.50
Granted in 2005	5,450,000	$1.50	8.7
Exercised in 2005
Forfeited or Expired
Outstanding at December 31, 2005	5,950,000	$1.50	8.7
Granted During the Year Ended December 31, 2006	1,350,000	$1.28	9.5
	200,000	$1.50	9.5
	100,000	$0.71	9.9
Exercised During the Year Ended December 31, 2006
Forfeited or Expired	(100,000)	$1.28

Outstanding at December 31, 2006	7,500,000	$1.45	8.8

Exercisable at December 31, 2006	5,583,000	$1.47	8.8

Restricted Stock Awards

On September 20, 2005, the Company entered into an investor relations consulting agreement for a term of one year. In exchange for services, the Company will pay the consultant $7,250 per month. In addition, the Company awarded the consultant 100,000 shares of restricted stock. For the years ended December 31, 2006, and 2005, and for the period October 14, 2000 (inception) through December 31, 2006, the Company recognized $51,000, $30,500 and $81,500, respectively, in connection with the stock award. As of December 31, 2006, the restrictions on all 100,000 shares issued under this contract have lapsed and such shares were earned and able to be sold.

Warrants

A wholly-owned subsidiary of the Company entered into a supply and distribution agreement (the “Distribution Agreement”) with a distributor dated December 10, 2004 that granted to the distributor a warrant to purchase 600,000 shares of O2Diesel’s common stock at a price of $2.00 per share. The warrant expires on May 5, 2007.

On February 3, 2006, the Company offered existing warrant holders from the $2.0 million and $3.0 million Private Placements and the $2.3 million Private Placement an opportunity to exercise their warrants at the reduced price of $0.35 per share. On February 27, 2006, the Warrant Offering expired and the Company received proceeds of $592,692 (after expenses) for the exercise of warrants to purchase 1,864,035 shares of common stock. Between May 31-June 12, 2006, several other existing warrant holders elected to exercise their warrants at the contract price identified in their warrant documentation. Proceeds for these exercises were $865,452 (after expenses) for the purchase of 1,287,857 shares of common stock.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

The following schedule presents shares of common stock issued and outstanding and reserved for future issuance as of December 31, 2006:

Common Shares Outstanding		75,125,014

Reserved For Future Issuance
Options Granted to officers and directors	7,500,000
Restricted Stock Award to Officer	500,000
Warrants	12,306,636	20,306,636

Total shares issued and outstanding and reserved for future issuance at December 31, 2006		95,431,650

9. Related Party Transactions

A company controlled by a former Chairman of the Board provides office space, accounting and other services to the Company at a cost of approximately $2,500 per month to the Company’s Irish subsidiary. For the years ending December 31, 2006, and 2005, and for the period October 14, 2000, (inception) through December 31, 2006, the Company paid $17,956, $28,597, and $179,851, respectively to the company controlled by the former Chairman. At December 31, 2006, $7,500 was accrued as a payable to this related party.

Included in receivables due from related parties at December, 31, 2006 is $36,040 which is related to travel advances made to employees.

The Company has entered into two separate consulting contracts with two shareholders of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. These two contracts provide support significant to the operation of the Brazilian subsidiary. For the years ended December, 31, 2006, and 2005, and for the period October 14, 2000, (inception) through December 31, 2006, the Company incurred expenses of $182,008, $204,483, and $473,392, respectively, with these related parties.

10. Commitments

Operating leases

The Company leases certain office equipment under agreements that are accounted for as operating leases. As of December 31, 2006, future minimum lease payments under non-cancelable operating leases were as follows:

Operating Leases

2007	$101.463
2008	89,779

Total	$191,242

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

Rent expense under the leases with unrelated parties for the years ended December 31, 2006, and 2005, and the period October 14, 2000, (inception) through December 31, 2006, were $124,300, $91,642 and $296,475 respectively.

Truck Loan

On November 4, 2004, the Company purchased a diesel truck to be used for product testing and analysis. The cost of this vehicle was $26,545. Subsequent to this purchase the Company financed $23,000 of the purchase price with a bank. The loan was secured by the truck. The note bears interest at 7.00 % and was payable in 24 monthly installments of $1,031 with the final payment due in November of 2006. The Company disposed of the truck in November, 2005 and received proceeds of $11,900 which were used to pay off the balance of the loan.

11. Subsequent Events

ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement (the “Agreement”) with ProEco Energy Company (“ProEco”) and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company’s common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, is in the process of developing a new fuel-grade ethanol plant (the “Ethanol Plant”) with planned capacity of 100 million gallons per year to be built in two 50 million gallon trains (each a “Train ”). ProEco Shareholders will receive 60% of the Transaction Shares at the time of the closing and will receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares will be held in escrow until the conditions for their release have been met. The parties intend the transaction to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

The share exchange agreement requires ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco must have entered into a definitive engineering, procurement and construction contract with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project and executed marketing agreements for the sale of the production of the Ethanol Plant. Under the terms of the share exchange agreement, ProEco is responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements

As a condition to the closing of the ProEco share exchange, the Company is obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company will be required to raise $120 to $140 million in debt and between $60 to $80 million in equity in two tranches in 2007.

Prior to closing, the Company and the ProEco Shareholders will enter into a stockholder agreement that will, among other things, impose restrictions on the transfer of the Transaction Shares.

The Common Stock will be issued to the ProEco Shareholders in a transaction that will be exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

Fusion Transaction

On February 16, 2007, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Pursuant to the Purchase Agreement, at the Company's discretion, the Company may sell up to $10 million of the Company's common stock to Fusion Capital from time to time over a 25-month period. The Company has reserved for issuance up to 12,000,000 shares of the Company's common stock for sale to Fusion Capital under this agreement. Subject to earlier termination at the Company's discretion, Fusion Capital's purchases will occur after the SEC has declared effective the registration statement related to the transaction. The Company has agreed to issue to Fusion Capital 805,987 shares of the Company's common stock as a commitment fee for entering into the Purchase Agreement.

Concurrently with entering into the Purchase Agreement, the Company entered into a registration rights agreement with Fusion Capital (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. After the SEC has declared effective the registration statement, generally the Company has the right but not the obligation from time to time to sell shares of the Company's common stock to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The Company has the right to control the timing and amount of any sales of the Company's shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the shares of common stock without any fixed discount. Fusion Capital shall not have the right or the obligation to purchase any shares of the Company's common stock on any business day that the price of the Company's common stock is below either $0.50 or $0.60, depending on the transaction size of the purchase. The agreement may be terminated by the Company at any time at its discretion without any cost to the Company.

Legal Matters

Arnold & Porter LLP will opine upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

Experts

The consolidated financial statements of O2Diesel Corporation appearing in O2Diesel Corporation’s Annual Report (Form 10-KSB) for the year ended December 31, 2006 and for the period October 14, 2000 (inception) through December 31, 2006, have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included herein.

The consolidated financial statements of O2Diesel Corporation for the year ended December 31, 2005 and for the period October 14, 2000 (inception) through December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Notice Relating to this Prospectus

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by the Company or the selling stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

Where You Can Find More Information

The Company has filed a Registration Statement on Form SB-2 with the SEC. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this Prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. You may also find information about us at our website: www.o2diesel.com. The contents of our website are not part of this Registration Statement and our Internet address is included in this document as an inactive textual reference only. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K, any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 107 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

You should rely only on the information contained in this Prospectus. Neither the Company nor the selling stockholder has authorized anyone to provide you with any information that is different from that contained in this Prospectus. The information contained in this Prospectus is accurate as of the date of this Prospectus. You should not assume that there have been no changes in the affairs of the Company since the date of this Prospectus or that the information in this Prospectus is correct as of any time after the date of this Prospectus, regardless of the time that this Prospectus is delivered or any sale of the common stock offered by this Prospectus is made. This Prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this Prospectus in any jurisdiction where the offer or solicitation is unlawful.